Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY

AND

AMONG

THE SOUTHERN COMPANY,

AMS CORP.

AND

AGL RESOURCES INC.

DATED AUGUST 23, 2015

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated August 23, 2015 (this “Agreement”), by and among The Southern Company, a Delaware corporation (“Parent”), AMS Corp., a Georgia corporation and Parent Subsidiary (“Merger Sub”), and AGL Resources Inc., a Georgia corporation (the “Company”).

RECITALS

A.                 The Board of Directors of the Company (the “Company Board”), the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of Merger Sub have determined that it is in the best interests of their respective companies and shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Merger Sub will, on the terms and subject to the conditions set forth in this Agreement, merge with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger.

B.                  The Parties desire to make or enter into certain representations, warranties and covenants in connection with the Merger and also to prescribe certain conditions to the Merger.

Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

 THE MERGER

Section 1.1                   The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Georgia Business Corporation Code (the “GBCC”), Merger Sub will be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and will succeed to and assume all the rights and obligations of Merger Sub in accordance with the GBCC.

Section 1.2                   Closing. The closing (the “Closing”) of the Merger will take place at the offices of Jones Day, 1420 Peachtree Street, N.E., Suite 800, Atlanta, Georgia 30309, at 10:00 a.m. local time on the second Business Day following the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver of those conditions at Closing). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3                  Effective Time. On the Closing Date, Parent, Merger Sub and the Company will cause to be delivered to the Secretary of State of the State of Georgia for filing a certificate of merger or other appropriate documents (collectively, the “Certificate of Merger”) executed in accordance with the relevant provisions of the GBCC and will make all other filings or recordings required under the GBCC. The Merger will become effective at such time as the Certificate of Merger is duly filed by such Secretary of State, or at such other time as Parent and the Company will agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4                  Effects. The Merger will have the effects provided in this Agreement and in the applicable provisions of the GBCC.

Section 1.5                  Conversion of Securities.

(a)                Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of Company Common Stock, each share of Company Common Stock (each, a “Share”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and any Shares to be cancelled pursuant to Section 1.5(b)) will be converted automatically into the right to receive, in accordance with the terms of this Agreement, $66.00 in cash (the “Merger Consideration”), payable in the manner set forth in Section 2.1. At the Effective Time and as a result of the Merger, all such Shares will cease to be outstanding, will be cancelled and will cease to exist, and each holder of a certificate or certificates that immediately prior to the Effective Time represented any such outstanding Shares (“Certificates”) and each holder of any such Shares outstanding immediately prior to the Effective Time that are not represented by Certificates (“Book-Entry Shares”) will thereafter cease to have any rights with respect to such Shares except the right to receive the Merger Consideration, to be paid, without interest, in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with Section 2.1(b) (or in the case of a lost, stolen or destroyed Certificate, Section 2.1(h)).

(b)                Cancellation of Certain Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each Share held in the treasury of the Company or owned of record by any Company Subsidiary immediately prior to the Effective Time will automatically be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto.

(c)                Shares of Merger Sub. Each issued and outstanding share of common stock, par value $0.01, of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 1.6                  Articles of Incorporation; Bylaws.

(a)                The Company Charter in effect immediately prior to the Effective Time will be the articles of incorporation of the Surviving Corporation, until thereafter amended as provided therein or by applicable Law.

(b)                At the Effective Time, the Company Bylaws will, by virtue of the Merger, be amended and restated in their entirety to read as the Merger Sub Bylaws as in effect immediately prior to the Effective Time, and as so amended and restated will be the bylaws of the Surviving Corporation, until thereafter amended as provided therein or by applicable Law.

Section 1.7                  Directors. The Parties will take all necessary action such that, from and after the Effective Time, the directors of the Company immediately prior to the Effective Time will become the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.8                  Officers. The Parties will take all necessary action such that, from and after the Effective Time, the officers of the Company immediately prior to the Effective Time will become the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

 DELIVERY OF MERGER CONSIDERATION

Section 2.1                  Exchange of Shares.

(a)                Exchange Agent. Prior to the Effective Time, Parent will (i) designate a commercial bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the purpose of exchanging Shares for the Merger Consideration and (ii) enter into an agreement reasonably acceptable to the Company with the Exchange Agent relating to the services to be performed by the Exchange Agent. Parent will deposit or will cause to be deposited with the Exchange Agent at or prior to the Effective Time, cash in an amount sufficient to pay the Merger Consideration pursuant to Section 1.5(a) (the “Exchange Fund”). The Exchange Fund will be invested by the Exchange Agent as directed by Parent. Any interest or other income from such investments will be paid to and become income of Parent. The Exchange Fund will not be used for any other purpose. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment as contemplated to be paid pursuant to this Article II, Parent will promptly replace or restore the cash in the Exchange Fund lost through such investments or other events to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to promptly make such cash payments.

(b)                Exchange Procedures.

       (i)            As promptly as practicable after the Effective Time, but in any event within two Business Days, Parent will cause the Exchange Agent to mail (and, to the extent commercially practicable, Parent will, or will cause the Exchange Agent to, make available for collection by hand, during customary hours commencing immediately after the Effective Time, if so elected by a holder of Shares) to each Person who was, at the Effective Time, a holder of record of Shares (other than the Depository Trust Company (“DTC”)) entitled to receive the Merger Consideration pursuant to Section 1.5(a): (A) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal), and (B) instructions for use in effecting the surrender of such holder’s Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration issuable and payable in respect thereof pursuant to such letter of transmittal; provided, however, that Parent will be required to obtain the Company’s approval of such letter of transmittal and instructions prior to the Effective Time (such approval not to be unreasonably withheld). Exchange of any Book-Entry Shares will be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry.

        (ii)          Upon surrender of a Certificate or Book-Entry Share to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent (or in the case of DTC, the customary surrender procedures of DTC and the Exchange Agent), the holder of such Shares will be entitled to receive in exchange for such properly surrendered Shares an amount in cash equal to the product (rounded to the nearest cent) of (A) the number of Shares represented by such holder’s properly surrendered Certificates and Book-Entry Shares and (B) the Merger Consideration.

(c)                 No Further Rights in Company Common Stock. All Merger Consideration paid upon surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II will be deemed to have been paid, as the case may be, in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares.

(d)                Adjustments. Without limiting in any way the covenants in Sections 5.1 and 5.2, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company occurs as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration will be equitably adjusted to reflect such change.

(e)                Termination of Exchange Fund. Any portion of the Exchange Fund (including proceeds of any investment thereof) that remains undistributed to the holders of Shares on the date that is one year after the Effective Time will be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article II will thereafter look only to Parent for the Merger Consideration to which they are entitled pursuant to Section 1.5(a).

(f)                  No Liability. None of the Exchange Agent, Parent or the Surviving Corporation will be liable to any holder of Shares for any Merger Consideration from the Exchange Fund or other cash delivered to a public official pursuant to any abandoned property, escheat or similar Law. Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g)                Withholding Rights. Each of the Surviving Corporation, the Exchange Agent, Parent and Merger Sub will be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under the Code, the Treasury Regulations, any provision of applicable state, local or foreign Tax Law or any other Law. To the extent that amounts are so withheld, such withheld amounts will be treated for purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(h)                Lost Certificates. In the event that any Certificate will have been lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration; except that Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such reasonable and customary amount as it may direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.2                  Stock Transfer Books. At the Effective Time, the stock transfer books of the Company will be closed and there will be no further registration of transfers of Shares thereafter on the records of the Company. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent or Parent for any reason will be cancelled and exchanged for the Merger Consideration with respect to the Shares formerly represented by such Certificates or Book-Entry Shares to which the holders thereof are entitled pursuant to Section 1.5(a).

Section 2.3                  Company Stock Awards.

(a)                Stock Options. At the Effective Time, each option award to purchase Shares granted under the Company Equity Incentive Plans (each, a “Company Stock Option”) that is vested and outstanding immediately prior to the Effective Time will be cancelled, with the holder thereof becoming entitled to receive an amount in cash, payable in accordance with Section 2.3(f), equal to the product of (i) the total number of Shares subject to such Company Stock Option as of immediately prior to the Effective Time and (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Company Stock Option.

(b)                Company Restricted Shares. At the Effective Time, each award of restricted Shares granted under the Company Equity Incentive Plans (each, a “Company Restricted Share”) that is outstanding as of immediately prior to the Effective Time will be deemed to be fully vested (without proration or other reduction in respect of the portion of the applicable vesting period elapsed) and will be cancelled, with the holder thereof becoming entitled to receive an amount in cash, payable in accordance with Section 2.3(f), equal to the product of (i) the total number of Shares subject to such award of Company Restricted Shares as of immediately prior to the Effective Time and (ii) the Merger Consideration, together with any dividends credited thereto in accordance with the terms of the applicable award agreement.

(c)                Company RSUs. At the Effective Time, each award of restricted stock units payable in whole or in part in Shares, or the value of which is determined with reference to the value of Shares, and granted under the Company Equity Incentive Plans (each, a “Company RSU”) that is outstanding as of immediately prior to the Effective Time will be deemed to be fully vested (without proration or other reduction in respect of the portion of the applicable vesting period elapsed) and will be cancelled, with the holder thereof becoming entitled to receive an amount in cash, payable in accordance with Section 2.3(f), equal to the product of (i) the total number of Shares subject to such award of Company RSUs as of immediately prior to the Effective Time (based on the achievement of applicable performance criteria, if any) and (ii) the Merger Consideration, together with any dividends credited thereto in accordance with the terms of the applicable award agreement.

(d)                Company PSUs. At the Effective Time, each award of performance share units payable in whole or in part in Shares, or the value of which is determined with reference to the value of Shares, and granted under the Company Equity Incentive Plans (each, a “Company PSU”) that is outstanding as of immediately prior to the Effective Time will be assumed by Parent and converted (without proration or other reduction in respect of the portion of the applicable performance period elapsed) into an award of restricted stock units by Parent (an “Assumed Award”) with respect to a number of shares of common stock of Parent, par value $5 per share (“Parent Common Stock”), equal to the product of (i) the greater of (A) 125% of the number of units underlying such Company PSU based on target level of achievement of all relevant performance goals and (B) the number of units underlying such Company PSU based on the actual level of achievement of all relevant performance goals against target as of immediately prior to the Effective Time (as adjusted to the extent equitably required), as determined by the Company Board (or, if appropriate, any committee thereof) prior to the Effective Time, multiplied by (ii) the Exchange Ratio (rounded to the nearest whole share), on the same terms and conditions relating to vesting schedule and payment terms, and otherwise on similar terms and conditions, as were applicable to such Company PSU as of immediately prior to the Effective Time, except (1) as otherwise described in this Section 2.3 or in Section 2.3(d) of the Company Disclosure Letter and (2) that such Assumed Award will not be subject to any performance goals and the vesting of such Assumed Award will be based solely on the continued service of the holder thereof. If a participant dies or becomes Disabled (with such term as defined in the Company’s Omnibus Performance Incentive Plan) or, if within two years after the

Effective Time, a participant’s employment is terminated without “Cause” or the participant resigns for “Good Reason” (with such terms as defined in the Company Omnibus Performance Incentive Plan or, as applicable, a continuity agreement between the participant and the Company), then all time-based vesting restrictions on such participant’s outstanding Assumed Awards will lapse on a prorated basis based on the length of time during the vesting period (measured from the vesting commencement date of the corresponding Company PSU) that has elapsed prior to such participant’s date of termination of employment. For purposes of this Section 2.3, “Exchange Ratio” means a fraction, the numerator of which is the Merger Consideration and the denominator of which is the volume-weighted average price per share of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the five consecutive trading days ending on (and inclusive of) the trading day that is two trading days immediately prior to the Closing Date.

(e)                Deferred Stock Units. At the Effective Time, each award of Company Deferred Stock Units that is outstanding as of immediately prior to the Effective Time will be cancelled, with the holder thereof becoming entitled to receive an amount in cash, payable in accordance with Section 2.3(f), equal to the product of (i) the total number of Shares subject to such award of Company Deferred Stock Units as of immediately prior to the Effective Time and (ii) the Merger Consideration, together with any dividends credited thereto in accordance with the terms of the applicable Company Deferred Compensation Plan.

(f)                 Payment. As soon as reasonably practicable (but in no event later than two Business Days) following the Effective Time, the Surviving Corporation will pay the amounts due to the holders of Company Stock Options pursuant to Section 2.3(a), the amounts due to the holders of Company Restricted Shares pursuant to Section 2.3(b) and the amounts due to the holders of Company RSUs pursuant to Section 2.3(c), in each case without interest and subject to any required Tax withholding. The Surviving Corporation will pay the amounts due to the holders of Company Deferred Stock Units pursuant to Section 2.3(e) in accordance with the terms of the applicable Company Deferred Compensation Plan. Following the Effective Time, the Surviving Corporation will pay any amounts due in respect of all Assumed Awards pursuant to the terms of such Assumed Awards. To the extent any amounts described in this Section 2.3(f) relate to a Company Stock Award that is nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation will pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Company Stock Award that will not trigger a tax or penalty under Section 409A of the Code.

(g)                Notice. Prior to the Effective Time, the Company will be permitted (but not obligated) to send a written notice in a form reasonably acceptable to Parent to each holder of an outstanding Company Stock Option, Company Restricted Share, Company RSU, Company PSU and Company Deferred Stock Unit (the “Company Stock Awards”) that will inform such holder of the treatment of such awards as provided in this Section 2.3, and otherwise setting forth such holder’s rights pursuant to the applicable Company Equity Incentive Plan, Company Deferred Compensation Plan and equity award agreements.

(h)                Further Assurances. The Company will, prior to the Effective Time, take (or cause to be taken) any and all actions as may be necessary (including obtaining any resolutions of the Company Board and, to the extent required, any committee thereof) to implement the foregoing provisions of this Section 2.3. In addition, Parent may reasonably request, after consultation with the Company, that the Company obtain consents from certain holders of Company PSUs prior to the Effective Time with respect to the treatment of such holders’ Company PSUs pursuant to Section 2.3(d). If the Company is not able to obtain any such consent prior to the Effective Time, then, notwithstanding the terms of Section 2.3(d), Parent may elect to not assume the Company PSUs held by such holder, in which case such Company PSUs will be treated as set forth under the Company Omnibus Performance Incentive Plan for awards not assumed or substituted by the surviving entity, and Parent will notify the Company of such election as soon as practicable.

(i)                  No Further Rights. Other than with respect to Assumed Awards relating to Parent Common Stock, following the Effective Time, no holder of a Company Stock Award, participant in any Company Equity Incentive Plan or other Company Benefit Plan or employee benefit arrangement of the Company or party to any employment agreement with the Company will have any right hereunder to acquire any capital stock or other Equity Interests (including any “phantom” stock or stock appreciation rights) in the Company, any of its Subsidiaries or the Surviving Corporation.

Section 2.4                   Treatment of Employee Stock Purchase Plan. Except as otherwise provided in this Section 2.4, each current “Offering Period” (as defined in the Company ESPP) (an “Offering Period”) in progress as of the date of this Agreement under the Company ESPP will continue, and the Shares will be issued to participants thereunder on the next currently scheduled purchase dates thereunder occurring after the date of this Agreement as provided under, and subject to the terms and conditions of, the Company ESPP. New Offering Periods under the Company ESPP will be permitted to commence following the date of this Agreement in the ordinary course of business. Any Offering Period in progress as of the Effective Time will be shortened, and the last day of each such Offering Period will be the tenth Business Day immediately preceding the Effective Time. Each then outstanding ESPP Purchase Right will be exercised automatically on the last day of such Offering Period. Notwithstanding any restrictions on transfer of stock in the Company ESPP, the treatment in the Merger of any Shares under this provision will be in accordance with Section 2.1(a). The Company will terminate the Company ESPP as of or prior to the Effective Time. The Company will, promptly after the date of this Agreement, take all actions (including, if appropriate, amending the terms of the Company ESPP) that are necessary to give effect to the transactions contemplated by this Section 2.4.

Section 2.5                  Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, any Shares that are issued and outstanding immediately prior to the Effective

Time and are held by a shareholder who is entitled to exercise, and properly exercises, dissenters’ rights with respect to such Shares (each, a “Dissenting Shareholder”) pursuant to, and who complies in all respects with, the provisions of the GBCC (collectively, the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration at the Effective Time (except as provided in this Section 2.5). At the Effective Time, any Dissenting Shareholder will cease to have any rights to such Dissenting Shares except for the right to receive payment of the fair value of such Dissenting Shares as may be determined to be due in accordance with the GBCC, except that all Dissenting Shares held by any Dissenting Shareholder who will have failed to perfect or who otherwise will have withdrawn, in accordance with the GBCC, or lost such Dissenting Shareholder’s rights to demand payment in respect of such Dissenting Shares under the GBCC, will thereupon be deemed to have been converted into the right to receive, without any interest thereon, the Merger Consideration in accordance with Article I and Article II, less applicable withholding Taxes, if any, required to be withheld. The Company will not, except with the prior written consent of Parent, voluntarily make (or cause or permit to be made on its behalf) any payment with respect to, or settle or make a binding offer to settle with, any Dissenting Shareholder regarding its exercise of dissenters’ rights prior to the Effective Time. The Company will give Parent notice of any such demands prior to the Effective Time, and Parent will have the right to participate in all negotiations and proceedings with respect to any exercise by any shareholder of dissenters’ rights.

ARTICLE III

 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company Reports publicly available at least 24 hours prior to the date of this Agreement and only as and to the extent disclosed therein (other than any forward-looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward-looking statements and any other disclosures included therein to the extent they are primarily cautionary, predictive or forward-looking in nature) or in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (it being agreed that any information set forth in one section of such disclosure letter will be deemed to apply to each other section thereof to which its relevance as an exception to (or disclosure for the purposes of) such other section is reasonably apparent) (the “Company Disclosure Letter”), the Company represents and warrants to Parent as follows:

Section 3.1                  Corporate Organization.

(a)                The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                The Company has made available to Parent copies of the amended and restated articles of incorporation of the Company (the “Company Charter”) and the bylaws of the Company (the “Company Bylaws”), each as amended through the date hereof, and each as in effect as of the date of this Agreement.

(c)                Section 3.1(c) of the Company Disclosure Letter sets forth a list of each Company Subsidiary, together with the jurisdiction of organization or incorporation, as the case may be, and the jurisdictions in which each Company Subsidiary is authorized to conduct business. Each Company Subsidiary (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all the corporate or limited liability company power and authority to own or lease its properties and assets and to carry on its business as now conducted, in the case of clause (ii), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As used in this Agreement, the word “Subsidiary” when used with respect to any Person, means another Person: (i) any amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body; or (ii) more than 50% of the Equity Interests of which is owned directly or indirectly by such first Person. The term “Company Subsidiary” means any direct or indirect Subsidiary of the Company, except that for the purposes of Section 3.18(k) only, “Company Subsidiary” also means any Person that is an “affiliate” of the Company as the term “affiliate” is used in 18 C.F.R. Sec. 35.36(a)(9). The term “Parent Subsidiary” means any direct or indirect Subsidiary of Parent and will include (A) Merger Sub prior to the Effective Time and (B) the Surviving Corporation as of and after the Effective Time.

(d)                The Company has made available to Parent copies of the articles of incorporation of each Company Subsidiary and the bylaws of each Company Subsidiary, each as amended through the date hereof, and each as in effect as of the date of this Agreement.

Section 3.2                  Capitalization.

(a)                The authorized capital stock of the Company consists of (i) 750,000,000 Shares, of which, as of the close of business on August 20, 2015 (the “Measurement Date”), 120,071,870 Shares were issued and outstanding (including Company Restricted Shares), (ii) 10,000,000 shares of Company preferred stock, no par value, of which, as of the Measurement Date, no shares were issued and outstanding, and (iii) 10,000,000 shares of Company Class A junior participating preferred stock, no par value, of which, as of the Measurement Date, no shares were issued and outstanding (collectively, the “Company Capital Stock”). As of the Measurement Date, 216,523 Shares were held in the Company’s treasury. As of the

Measurement Date, 3,661,996 Shares were reserved for issuance under the Company Omnibus Performance Incentive Plan, no Shares were reserved for issuance under the Company Long-Term Incentive Plan, 363,675 Shares were reserved for issuance under the Company ESPP and 2,031,307 Shares were reserved for issuance under the Company DRIP. All of the issued and outstanding Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)                The Company has provided Parent with an accurate and complete list of each Company Stock Award outstanding as of the Measurement Date pursuant to the Company Equity Incentive Plans. All outstanding Company Stock Awards were granted under a Company Equity Incentive Plan and are evidenced by award agreements, in each case in all material respects in the forms made available by the Company to Parent, and no award agreement contains terms that are inconsistent with or in addition to such forms in any material respect. From the Measurement Date until the date of this Agreement, the Company has not issued any Shares or Company Stock Awards or other equity securities of the Company or any securities representing the right to purchase or otherwise receive any Shares (other than in connection with (i) the exercise or settlement of Company Stock Awards or ESPP Purchase Rights granted prior to the Measurement Date or (ii) the issuance of Shares under the Company DRIP).

(c)                Except pursuant to this Agreement, the Company Equity Incentive Plans, the Company ESPP, the Company DRIP or as set forth in this Section 3.2, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, issuance or registration of any Shares or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any Shares.

(d)                There are no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of the Company may vote that are issued or outstanding as of the date of this Agreement.

(e)                All of the issued and outstanding shares of capital stock or other equity ownership interests of each Company Subsidiary that are owned by the Company, directly or indirectly, are owned free and clear of any Liens (other than transfer restrictions under applicable federal and state securities Laws), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Company Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Company Subsidiary. There are no outstanding obligations (other than those under applicable securities Laws) to which the Company or any Company Subsidiary is a party restricting the transfer of, or limiting the exercise of voting rights with respect to, any Equity Interest in any Company Subsidiary.

Section 3.3                  Authority; No Violation.

(a)                The Company has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Shareholder Approval and the Regulatory Approvals, to consummate the Merger and the other transactions contemplated by this Agreement (the “Transactions”). The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly adopted by the Company Board and, except for the approval of this Agreement by a majority of all the votes entitled to be cast on the Agreement by all shares of Company Capital Stock entitled to vote on the Agreement, voting as a single voting group (the “Company Shareholder Approval”), no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions. Subject to Section 6.9(c), the Company Board has (i) adopted this Agreement and determined that this Agreement and the Transactions are advisable and fair to and in the best interests of the Company’s shareholders and (ii) resolved to (A) submit this Agreement for approval by the Company’s shareholders and (B) transmit to such shareholders a recommendation that such shareholders approve this Agreement and the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally and (B) is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at Law or in equity).

(b)                None of the execution and delivery of this Agreement by the Company, the consummation of the Transactions, or compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the articles of incorporation or bylaws or other equivalent organizational document, in each case, as amended, of the Company or any of the Company Subsidiaries or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained or made, (A) violate any Order or any Law applicable to the Company, any of the Company Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, or result in a breach of any provision of or constitute a default (with or without notice or lapse of time, or both) under, result in the termination of or give rise to a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any of the Company Subsidiaries under, any of the terms, conditions or provisions of any credit agreement, note, bond, mortgage, indenture, deed of trust, license, lease or other instrument or obligation to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults referred to in clause (ii) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4                  Consents and Approvals. Except for (a) the filing with the SEC of a proxy statement in definitive form relating to the Company Shareholders Meeting (the “Proxy Statement”) pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (b) the filing of the Certificate of Merger by the Secretary of State of the State of Georgia pursuant to the GBCC, (c) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (d) filings required by the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or the Exchange Act in connection with this Agreement and the Transactions, (e) filings and approvals as may be required under the rules and regulations of NYSE in connection with this Agreement and the Transactions, (f) any notices, filings or approvals with the California Public Utilities Commission, Georgia Public Service Commission, Illinois Commerce Commission, Maryland Public Service Commission, New Jersey Board of Public Utilities, Tennessee Regulatory Authority and Virginia State Corporation Commission (the “State Commissions”) and under applicable state Laws (the “State Approvals”), (g) the approval of the Federal Communications Commission (“FCC”) for the transfer of control over the FCC licenses of the entities listed in Section 3.4 of the Company Disclosure Letter (“FCC Approval”) and (h) the consents or approvals listed in Section 3.4 of the Company Disclosure Letter, no consents or approvals of or filings or registrations with any United States or foreign court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by the Company of this Agreement and (ii) the consummation by the Company of the Transactions, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5                  Reports.

(a)                The Company and each of the Company Subsidiaries has filed with or furnished to the SEC, on a timely basis, all registration statements, reports, forms, documents and proxy statements required to be filed or furnished pursuant to the Securities Act or the Exchange Act, as applicable, since December 31, 2012 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing, the “Company Reports”). As of their respective effective dates (in the case of Company Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing or furnished dates, as applicable (in the case of all other Company Reports), or in the case of amendments thereto, as of the most recent such amendment, the Company Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”), as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company Reports, and none of the Company Reports as of such respective dates (or, if amended, the date of the filing or furnishing, as applicable, of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company Reports and the statements contained in such certifications are complete and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings ascribed to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has since December 31, 2012 arranged any outstanding, “extensions of credit” to or for directors or executive officers of the Company in violation of Section 402 of SOX.

(c)                The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorizations of management and directors and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

(d)                The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information required to be disclosed is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e)                Based on its most recent evaluation of internal controls prior to the date hereof, the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any and all “significant deficiencies” and “material weaknesses” in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other Employees who have a significant role in the Company’s internal controls over financial reporting, and any such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

(f)                 None of the Company Subsidiaries is, or at any time since December 31, 2012 has been, subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act.

Section 3.6                  Financial Statements.

(a)          The consolidated financial statements of the Company and the Company Subsidiaries (including in each case, any related notes and schedules thereto, where applicable) included in the Company Reports (collectively, the “Company Financial Statements”), fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the date thereof, and fairly present in all material respects the results of the consolidated operations, changes in shareholders’ equity, cash flows and consolidated financial position of the Company and the Company Subsidiaries for the respective fiscal periods or as of the date therein set forth, except the Company Financial Statements are subject, in the case of unaudited statements, to normal year-end audit adjustments. Each of the Company Financial Statements (including the related notes and schedules thereto, where applicable), as of their respective dates, complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes and schedules thereto, where applicable) and have been prepared, in all material respects, in accordance with GAAP consistently applied during the periods involved, except as indicated in such statements or in the notes thereto.

(b)                Except for those liabilities that are reflected or reserved against on the June 30, 2015 consolidated balance sheet of the Company and the Company Subsidiaries included in the Company Financial Statements and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2015, neither the Company nor any of the Company Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet financings, loans, indebtedness, make whole or similar liabilities or obligations) that would be required under GAAP to be reflected in a consolidated balance sheet of the Company and the Company Subsidiaries, except for liabilities and obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7                  Absence of Company Material Adverse Effect. Since June 30, 2015, no changes, events or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, with all such other changes, events or developments, a Company Material Adverse Effect.

Section 3.8                   Legal Proceedings.

(a)                As of the date hereof, there are no (i) legal, administrative, arbitral or other proceedings, claims, actions or suits (each, an “Action”) to which the Company or any of the Company Subsidiaries is a party pending or, to the knowledge of the

Company, threatened, or (ii) investigations, to the knowledge of the Company, involving the Company or any of the Company Subsidiaries, in each case that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                There is no Order imposed upon the Company, any of the Company Subsidiaries or the assets of the Company or any of the Company Subsidiaries that has had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9            Taxes and Tax Returns.

(a)                Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has duly filed all federal, state, foreign and local Tax Returns required to be filed by any of them, taking into account any extensions of time within which to file (all such returns being accurate and complete) and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from them by federal, state, foreign or local taxing authorities (other than Taxes that are not yet delinquent or that are being contested in good faith, have not been finally determined and have been adequately reserved against).

(b)                Any material liability with respect to deficiencies asserted as a result of any audit, examination or similar proceeding of the Company or any Company Subsidiary Tax Return by the IRS or any other taxing authority is covered by adequate reserves in accordance with GAAP in the Company Financial Statements. There are no disputes pending, or claims asserted in writing, for material Taxes or assessments upon the Company or any of the Company Subsidiaries for which the Company does not have adequate reserves.

(c)                Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (i) exclusively between or among the Company and the Company Subsidiaries or (ii) the primary purpose of which is not the allocation or payment of Taxes).

(d)                Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has agreed to or granted any extension or waiver of the limitation period applicable to any Taxes or Tax Returns, which extension or waiver is currently in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(e)             Within the past six years, neither the Company nor any of the Company Subsidiaries has distributed the stock of any corporation, or had its stock distributed, in a transaction intended to satisfy the requirements of Section 355 of the Code.

(f)                 Each of the Company and the Company Subsidiaries has properly and timely withheld or collected and timely paid over to the appropriate taxing authority (or each is properly holding for such timely payment) all material amounts of Taxes required to be withheld, collected and paid over by applicable Law.

(g)                There are no material Liens for Taxes upon any asset of the Company or any Company Subsidiary other than Permitted Liens (within the meaning of clause (c) of such term).

(h)             Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is a party to or bound by any advance pricing agreement, closing agreement or other similar agreement or ruling relating to Taxes.

(i)                  Neither the Company nor any of the Company Subsidiaries has engaged in a transaction that constitutes a “listed transaction” for purposes of Section 6011 of the Code and the applicable Treasury Regulations thereunder.

(j)                  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no written claim has been made in the past three years by a taxing authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that any of them is or may be subject to Tax by that jurisdiction.

(k)           The Company and the Company Subsidiaries have complied with the normalization rules described in Section 168(i)(9) of the Code and any other applicable provisions of the Code or Treasury Regulations with respect to any public utility property (as defined in Section 168(i)(10) of the Code).

Section 3.10               Employee Benefit Plans; Labor.

(a)                Section 3.10(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of the material (i) nonqualified deferred compensation or retirement plans for Employees located in the United States, (ii) qualified “defined contribution plans” (as such term is defined under Section 3(34) of ERISA), (iii) qualified “defined benefit plans” (as such term is defined under Section 3(35) of ERISA) (the plans set forth in clauses (ii) and (iii) are collectively referred to herein as the “Pension Plans”), (iv) “welfare benefit plans” (as such term is defined under Section 3(1) of ERISA) (the “Welfare Plans”), and (v) compensatory fringe benefit or stock option plans, including written individual contracts, employee agreements, plans, programs, or arrangements, whether funded or unfunded, that, as of the date hereof, are, or within the past five fiscal years of the Company or any Company Subsidiary, as applicable, have been, maintained and sponsored in whole or in part, or contributed to by any of the Company, the Company Subsidiaries and the Company Commonly Controlled Entities, for the benefit of, providing any remuneration or benefits to, or covering any Employee, any dependent, spouse or other family member or beneficiary of such Employee, or any director, independent contractor, member, officer, or consultant of any of the Company, the Company Subsidiaries and the Company Commonly Controlled Entities, or under (or in connection with) which the Company or any Company Subsidiary may have any liability (collectively clauses (i) through (v) are referred to as “Company Benefit Plans”).

(b)                Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and the Company Subsidiaries, taken as a whole, (i) each Pension Plan that is intended to meet the requirements of a “qualified plan” under Sections 401(a) and 501(a) of the Code has either received a favorable determination letter from the IRS that such Pension Plan is so qualified or has requested such a favorable determination letter within the remedial amendment period of Section 401(b) of the Code, (ii) each Company Benefit Plan, including any amendment thereto, that is eligible for approval by, and/or registration for and/or qualification for special Tax status with, the appropriate taxation, social security and/or supervisory authorities in the relevant country, state, territory or the like (each, an “Approval”) has received such Approval, or there remains a period of time in which to obtain such Approval retroactive to the date of any amendment or change in Law that has not previously received such Approval, and (iii) the Company Benefit Plans comply in form and in operation in all material respects with the requirements of the Code, ERISA, PPACA and all other applicable Laws, and none of the Company, the Company Subsidiaries and its Company Commonly Controlled Entities has received any notice from any Governmental Entity questioning or challenging such compliance that has not been resolved. The Company ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

(c)                To the knowledge of the Company, there have been no “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan.

(d)                Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any other Person that, together with the Company or any Company Subsidiary, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other applicable Law (a “Company Commonly Controlled Entity”) (i) has sponsored, maintained or contributed to, or been obligated to maintain or contribute to, or has any liability under, any Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan, (ii) has any unsatisfied liability imposed under Title IV of ERISA or Section 412 of the Code or (iii) has a Pension Plan with an “accumulated funding deficiency” (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, nor has any waiver of the minimum funding standards of Section 302 of ERISA or Section 412 of the Code been requested for such a Pension Plan. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and the

Company Subsidiaries, taken as a whole, (A) all contributions (including all employer contributions and employee salary reduction contributions) or insurance premiums that are due have been paid with respect to each Company Benefit Plan, and all contributions or insurance premiums for any period ending on or before the Closing Date that are not yet due have been paid with respect to each such Company Benefit Plan or accrued, in each case in accordance with the past custom and practice of the Company, and with applicable Law and guidance, (B) no Pension Plan or related trust has been terminated during the last five years and (C) there has been no “reportable event” (as defined in Section 4043 of ERISA), other than an event for which the 30-day notice period has been waived, with respect to any Pension Plan during the last five years.

(e)                 (i) None of the Company, the Company Subsidiaries and the Company Commonly Controlled Entities contributes to or has any liability or potential liability with respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA) during the five-year period ending as of the Closing Date, (ii) none of the Company, the Company Subsidiaries and the Company Commonly Controlled Entities is subject to any withdrawal or partial withdrawal liability within the contemplation of Section 4201 of ERISA and (iii) none of the Company, the Company Subsidiaries and the Company Commonly Controlled Entities has entered into any transaction which has or could subject the Company, any Company Subsidiary or any Company Commonly Controlled Entity to any such withdrawal or partial withdrawal liability.

(f)                 None of the Welfare Plans obligates the Company or any Company Subsidiary to provide any Employee (or any dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with the Company or any Company Subsidiary, other than as required under COBRA or any similar state Law.

(g)                The consummation of the Transactions will not (i) entitle any Employee (or spouse, dependent or other family member of such Employee) of the Company or Company Subsidiaries to severance pay, unemployment compensation, or any payment contingent upon a change in control or ownership of the Company or Company Subsidiaries, or (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation due to any such Employee (or any spouse, dependent, or other family member of such Employee). Neither the Company nor any Company Subsidiary has any obligation to provide, and no Company Benefit Plan or other arrangement provides any Person with any amount of additional compensation or gross-up if such Person is provided with amounts subject to excise or additional Taxes, interest or penalties incurred pursuant to Sections 4999 or 409A of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(h)      Section 3.10(h) of the Company Disclosure Letter lists each collective bargaining agreement to which the Company or a Company Subsidiary is a party in respect of the Employees on the date of this Agreement. No such collective bargaining agreement is, as of the date of this Agreement, being negotiated or renegotiated in any material respect by the Company or any of the Company

Subsidiaries. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and the Company Subsidiaries taken as a whole, (i) as of the date of this Agreement, the Company is in compliance with all Laws concerning employment rights and obligations, (ii) as of the date of this Agreement, there is no work stoppage, slow down or strike against the Company or any of the Company Subsidiaries pending or, to the knowledge of the Company, threatened which would interfere with the respective business activities of the Company or any of the Company Subsidiaries (and no work stoppages, slow downs or strikes occurred during the last five years), (iii) to the knowledge of the Company, neither the Company nor any of the Company Subsidiaries has committed during the five years prior to the date of this Agreement any unfair labor practice in connection with the operation of the respective businesses of the Company or any of the Company Subsidiaries, and (iv) as of the date of this Agreement, there is no charge or complaint pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, and in relation to any labor rules and regulations, no other competent labor authority has a charge or complaint pending or, to the knowledge of the Company, threatened in writing.

(i)                  Section 3.10(i) of the Company Disclosure Letter sets forth a true and complete list of each material (i) severance or employment agreement with directors, officers, Employees, or consultants of the Company or any Company Subsidiary, (ii) severance programs of the Company or any Company Subsidiary with or relating to its Employees, or (iii) plans, programs or other agreements of the Company or any Company Subsidiary with or relating to its directors, officers, Employees or consultants which contain change in control provisions.

Section 3.11               Compliance with Applicable Law.

(a)                The Company and each of the Company Subsidiaries hold all licenses, franchises, permits, variances, orders, approvals, certificates, notices, authorizations, registrations and rights of or with all Governmental Entities (“Permits”) necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with, and are not in default in any respect under, any applicable Law relating to the Company or any of the Company Subsidiaries, except where the failure to hold such Permit or such noncompliance or default has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and no Action or investigation is pending or, to the knowledge of the Company, threatened, to suspend, modify, cancel, revoke, remove or withdraw any material Permit where such suspension, modification, cancellation, revocation, removal or withdrawal would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                Neither the Company nor any Company Subsidiary is in conflict with, default under, or violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending, nor has any Governmental Entity indicated to the Company in writing an intention to conduct any such investigation, except for such investigations, the outcomes of which if determined adversely to the Company or any Company Subsidiary, have not had and would not reasonably be excepted to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                 Notwithstanding any of the foregoing, this Section 3.11 will not apply to matters relating to Intellectual Property, which is the subject of Section 3.14.

Section 3.12                Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                the Company (i) is, and at all times during the last three years has been, in compliance with all applicable Environmental Laws and (ii) has obtained or has made timely applications for or is in the process of obtaining and has maintained and is in compliance with all Environmental Authorizations required for the operation of its business as currently conducted; and such Environmental Authorizations are in full force and effect;

(b)                none of the Company’s assets are subject to any Lien (other than Permitted Liens) imposed by or arising under any Environmental Law, and there is no Action pending or, threatened in writing for imposition of any such material Lien;

(c)                during the last three years, the Company has not received any written communication from (i) any Environmental Authority that such Governmental Entity is undertaking an investigation that may give rise to Environmental Liability to the Company or (ii) any Environmental Authority or Person alleging that the Company is in violation of any Environmental Law or Environmental Authorization or subject to Environmental Liabilities and, to the Company’s knowledge as of the date hereof, there is no reasonable basis for any such investigation, violation or Environmental Liabilities;

(d)                (i) the Company has not been named, identified or alleged in any written notice or claim received by the Company to be a responsible party or a potentially responsible party under CERCLA or any state Law based on, or analogous to, CERCLA and (ii) the Company does not have any Environmental Liability, in each such case, for the disposal or Release of Hazardous Substances at any site that is not owned or leased;

(e)                there is no Action arising under Environmental Laws pending against the Company nor, to the knowledge of the Company, is any such Action threatened in writing, in each such case, that would reasonably be expected to give rise to an Environmental Liability;

(f)                 to the knowledge of the Company, the Company has not (except as permitted pursuant to any Environmental Authorization) Released any Hazardous Substances that require, as of the date hereof, reporting, investigation, cleanup, removal, or remedial or responsive action or, as of the date hereof, otherwise would reasonably be expected to give rise to an Environmental Liability under Environmental Law;

(g)                except for transfer or reissuance of Environmental Authorizations necessary to operate the Company’s business, the Transactions do not require the pre-Closing consent or pre-approval of any Environmental Authority under Environmental Laws or Environmental Authorizations; and

(h)                the Company is not subject to any Order arising under or imposed by, or party to an agreement with any Person obligating the Company to take remedial action, or pay costs thereof, for cleanup of contamination under, any Environmental Law.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.12 and the representations and warranties made in Sections 3.5(a) and 3.6(a) (to the extent the Company Reports and the Company’s financial statements relate to or address environmental matters) are the sole and exclusive representations and warranties made by the Company in this Agreement with respect to Hazardous Substances, Environmental Liabilities, Environmental Laws and Environmental Authorizations.

Section 3.13                Material Contracts.

(a)                 Except for this Agreement and except for Company Material Contracts filed as exhibits to the Company Reports prior to the date of this Agreement or, as listed in Section 3.13(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of the Company Subsidiaries is a party to or bound by (i) any “material contract” required to be filed as an exhibit to the Company’s annual report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K of the SEC or (ii) any Contract that is:

(A)                 a “non-compete,” or similar agreement that restricts or purports to restrict, in any material respect, the geographic area in which the Company or any of the Company Subsidiaries may conduct any material line of business;

(B)                  a joint venture, partnership or limited liability company agreement or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such agreement or arrangement solely between or among the Company and one or more Company Subsidiaries;

(C)                  an agreement (other than a future contract, option contract or other derivative transaction) that involves future expenditures or receipts by the Company or any Company Subsidiary of more than $40,000,000 in any one year period that cannot be terminated on less than 90 days notice without material payment or penalty;

(D)                 an acquisition agreement that contains “earn-out” or other contingent payment obligations that could reasonably be expected to result in future payments by the Company or a Company Subsidiary in excess of $4,000,000;

(E)                  an agreement relating to indebtedness for borrowed money or any financial guaranty, in each case pertaining to indebtedness in excess of $40,000,000 individually (excluding (i) indebtedness incurred to fund the purchase of natural gas storage inventory in the ordinary course of business and (ii) guarantees provided in connection with the Sequent trading business in the ordinary course of business);

(F)                  other than leases in the way of easements or rights of way, a material lease or sublease with respect to leased real property;

(G)                 a future contract, option contract or other derivative transaction, in any case relating to the supply or price of natural gas that has a term of longer than 90 days and a notional value greater than $40,000,000 (excluding any such future contract, option contract or other derivative transaction entered into by the local distribution company businesses of the Company and the Company Subsidiaries for the benefit of customers);

(H)                 a gas transportation contract that is reasonably expected to result in future payments by the Company or any Company Subsidiary in excess of $40,000,000 in any one year period (excluding any such contract entered into by the local distribution company businesses of the Company and the Company Subsidiaries for the benefit of customers); or

(I)                    other than agreements described in Section 3.13(a)(ii)(G) and Section 3.13(a)(ii)(H), an agreement entered into since December 31, 2009 relating to the disposition or acquisition by the Company or any Company Subsidiary of assets or properties in excess of $40,000,000 not made in the ordinary course of business consistent with past practice.

(all contracts of the type described in this Section 3.13(a), being referred to herein as a “Company Material Contract”).

(b)                To the knowledge of the Company, neither the Company nor any of the Company Subsidiaries is in breach of or default under the terms of any Company

Material Contract in any material respect. To the knowledge of the Company, no other party to any Company Material Contract is in any material respect in breach of or default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or any Company Subsidiary which is a party thereto and, to the knowledge of the Company, is in full force and effect; except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.14            Intellectual Property.

(a)                Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses all rights necessary to use, all Intellectual Property used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Notwithstanding anything herein to the contrary, the Parties acknowledge and agree that nothing in this Section 3.14(a) will be interpreted or construed as a representation or warranty with respect to whether there has been or is any infringement of Intellectual Property, and that those matters are addressed exclusively in Section 3.14(b) and Section 3.14(c).

(b)                As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened claims in writing by any Person alleging infringement or misappropriation by the Company or any Company Subsidiary arising from their use of the Company Intellectual Property, and to the knowledge of the Company, the conduct of the businesses of the Company and Company Subsidiaries does not infringe or misappropriate any Intellectual Property.

(c)                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) as of the date of this Agreement, neither the Company nor any Company Subsidiary has made any claim in writing or, to the knowledge of the Company, otherwise, since December 31, 2014 of any misappropriation or infringement by any third party of its rights to or in connection with the use of any Company Intellectual Property; and (ii) to the knowledge of the Company, no Person is infringing or misappropriating any Company Intellectual Property.

(d)                Since December 31, 2014, to the knowledge of the Company, the Intellectual Property owned by the Company or any Company Subsidiary has not been used or enforced or failed to be used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any such Intellectual Property, except for such conflicts, infringements, violations, interferences, claims, invalidity, abandonments, cancellations or unenforceability that could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.15                Title to Properties; Assets. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries has good and valid title to all tangible assets owned by the Company or any of the Company Subsidiaries as of the date of this Agreement, or good and valid leasehold interests in all tangible assets leased or subleased by the Company or any of the Company Subsidiaries as of the date of this Agreement, except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business consistent with past practices. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such assets, other than assets in which the Company or any Company Subsidiary have a leasehold interest, are free and clear of all Liens other than Permitted Liens.

Section 3.16                Real Property. Section 3.16 of the Company Disclosure Letter sets forth a list of all real property currently owned or leased by the Company or any Company Subsidiary that would be required to be included in an Annual Report on Form 10-K if filed for the fiscal year ending as of the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries has good and fee simple title to all real property owned by the Company or any of the Company Subsidiaries as of the date of this Agreement (the “Company Owned Real Property”) and valid leasehold estates in all real property leased or subleased (whether as tenant or subtenant) by the Company or any of the Company Subsidiaries as of the date of this Agreement (including improvements thereon, the “Company Leased Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries has exclusive possession of each Company Leased Real Property and Company Owned Real Property, other than any use and occupancy rights granted to third-party owners, tenants, guests, hosts or licensees pursuant to agreements with respect to such real property. There are no options, rights of first offer, rights of first refusal or contracts outstanding for the sale, exchange or transfer of any material portion of the Company Owned Real Property.

Section 3.17                Trading.

(a)                The Company has established risk parameters, limits and guidelines (including position limits and limitations on working capital and value at risk) in compliance with the risk management policy approved by the Company (the “Company Trading Guidelines”) to restrict the level of risk that the Company and the non-utility Company Subsidiaries are authorized to take with respect to, among other things, the net position resulting from all physical commodity transactions, exchange-trade futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Company Position”) and monitors compliance by the Company and Company Subsidiaries with such Company Trading Guidelines. The Company has provided a copy of the Company Trading Guidelines to Parent prior to the date of this Agreement. At no time since June 30, 2015, (a) has the Net Company Position not been within the risk parameters in all material respects that are set forth in the Company Trading Guidelines, or (b) has the exposure of the Company and the Company Subsidiaries with respect to the Net Company Position resulting from all such transactions been material to the Company and the Company Subsidiaries taken as a whole. Since June 30, 2015, the Company and the Company Subsidiaries have not, in accordance with generally recognized mark to market accounting policies, experienced an aggregate net loss in its trading and related operations that would have a Company Material Adverse Effect.

(b)                The Company and each Company Subsidiary has retained and maintained records, transcripts, pricing and trade data and other information required to be retained and maintained under Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the regulations thereunder in respect of its derivatives transactions entered into prior to and after enactment of the Dodd-Frank Act, except for such non-compliance as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary that has elected to “end-user exception” as set forth under Section 2(h)(7) of the Commodity Exchange Act and the regulations thereunder is in compliance with the requirements necessary to elect such exception, except for such non-compliance that has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Company’s knowledge, since June 30, 2013, there has been no violation of the Trading Guidelines, except that have not and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.18               Regulation as a Utility.

(a)                 The Company is a “holding company” under the Public Utility Holding Company Act of 2005 (“PUHCA”). Each of Atlanta Gas Light Company, Chattanooga Gas Company, Pivotal Utility Holdings, Inc. (d/b/a Elkton Gas, d/b/a Florida City Gas and d/b/a Elizabethtown Gas), Virginia Natural Gas, Inc. and Northern Illinois Gas Company (d/b/a Nicor Gas Company), is a “local distribution company”, “intrastate gas pipeline” or a “Hinshaw pipeline” within the meaning of the Natural Gas Act (the “NGA”) and a “gas utility company” under PUHCA.

(b)                Atlanta Gas Light Company is regulated as a “gas company” in the State of Georgia under Title 46 of the Official Code of Georgia Annotated.

(c)                Chattanooga Gas Company is regulated as a “public utility” in the State of Tennessee under Title 65 of the Tennessee Code Annotated.

(d)                Pivotal Utility Holdings, Inc. (through its operating division Elkton Gas) is regulated as a “gas company” in Maryland under the Maryland Public Service Commission Law.

(e)                Pivotal Utility Holdings, Inc. (through its operating division Florida City Gas) is regulated as a “public utility” in the State of Florida under Chapter 366 of the Florida Statutes.

(f)                  Virginia Natural Gas, Inc. is regulated as a “public service corporation” in the Commonwealth of Virginia under Title 56 of the Code of Virginia.

(g)                Northern Illinois Gas Company (d/b/a Nicor Gas Company) is regulated as a “gas company” under the Illinois Public Utilities Act, the Illinois Gas Storage Act, the Illinois Gas Pipeline Safety Act and the Illinois Gas Transmission Commission.

(h)                Central Valley Storage, LLC is regulated as a “gas corporation” under Section 222 of the California Public Utilities Code and as a “public utility” under Section 216 of the California Public Utilities Code. Central Valley Gas Storage, LLC is developing a natural gas storage facility that will qualify as an “intrastate pipeline,” a “Hinshaw pipeline” or both within the meaning of the NGA.

(i)                  Pivotal Utility Holdings, Inc. (through its operating division Elizabethtown Gas) is regulated as a “public utility” in the State of New Jersey under applicable Law.

(j)                  Golden Triangle Storage, Inc. is regulated as a “gas utility” in the State of Texas under Section 101.003(7) of the Gas Utility Regulatory Act and Section 121.001(a) of the Cox Act in the Texas Utilities Code.

(k)                Neither the Company nor any Company Subsidiary is subject to regulation: as a public utility by FERC under Section 201(e) of the Federal Power Act, 16 U.S.C. § 824(e), or except as set forth in clauses (a) through (j) of this Section 3.18, as a public utility or public service company (or similar designation) by any state in the United States having jurisdiction over them or their respective properties or assets.

(l)                  All filings required to be made by the Company or any Company Subsidiary since June 30, 2015 pursuant to all applicable Laws (including each pipeline safety law, as amended, that is administered by the U.S. Department of Transportation Pipeline and Hazardous Materials Administration and Title 40, Public Utilities and Carriers, of the A.R.S.), have been filed or furnished, as applicable, on a timely basis with the applicable Governmental Entity, as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments, and supplements appertaining thereto, including all rates, tariffs, franchise, service agreements and related documents and all such filings complied, as of their respective dates, with all applicable requirements of the applicable statute and the rules and regulations thereunder, except for filings the failure of which to make in compliance with all applicable requirements of the applicable statute and rules and regulations thereunder have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(m)               As of the date of this Agreement, except for recoveries subject to review and refund in the ordinary course, neither the Company nor any Company Subsidiary whose rates or services are regulated by a Governmental Entity, (i) have rates which have been or are being collected subject to refund, pending final resolution of any proceeding pending before a Governmental Entity or on appeal to the courts, or (ii) is a party to any proceeding before a Governmental Entity or on appeal from Orders of a Governmental Entity, in each case which have resulted in or would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. The Company Financial Statements have adequately reserved for all material refunds.

Section 3.19                Insurance.

(a)                The Company and the Company Subsidiaries maintain reasonable insurance in such amounts and against such risks as the Company believes to be customary for the industries in which it and the Company Subsidiaries operate. Neither the Company nor any of the Company Subsidiaries has received notice of any pending or threatened cancellation with respect to any material insurance policy, and each of the Company and the Company Subsidiaries is in compliance in all material respects with all conditions contained therein.

(b)                Global Energy Resource Insurance Corporation, a Hawaii corporation (“GERIC”), is a duly licensed captive insurance company in the State of Hawaii. GERIC is not licensed to do insurance business in or subject to the insurance Laws of any jurisdiction other than the State of Hawaii. GERIC is not a party to any reinsurance treaty or agreement or other insurance Contract, other than (i) reinsurance treaties or agreements with its Affiliate DIST-CO or certain unaffiliated insurance companies or reinsurers and (ii) agreements or insurance Contracts with the Company and the Company Subsidiaries. GERIC has complied and currently complies with the minimum required capital and other regulatory requirements and all applicable Laws of its regulatory domicile, except for such failures to comply which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. GERIC has timely filed all statements and reports, together with all audited financial statements, exhibits, interrogatories, actuarial opinions, affirmations, certifications, schedules or other material supporting documents in connection therewith, required to be filed by it with the applicable Governmental Entities on forms prescribed or permitted by such Governmental Entities and no deficiencies have been asserted in writing by any Governmental Entities with respect to such statements and reports that have not been remedied, except for such failures to file which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                 DIST-CO Insurance Company, Inc., a Risk Retention Group, a Hawaii corporation (“DIST-CO”), is a duly licensed risk retention captive insurance company in the State of Hawaii. All of the issued and outstanding shares of voting common stock of DIST-CO are owned by the Company. DIST-CO is not a party to any reinsurance treaty or agreement or other insurance Contract, other than (i) reinsurance treaties or agreements with its Affiliate GERIC and certain unrelated insurance companies or reinsurers and (ii) agreements or insurance Contracts with the Company, the Company Subsidiaries, and certain contractors working on Company projects who are insureds and owners of shares of class B non-voting common stock of DIST-CO.

DIST-CO currently complies with the minimum required capital and other regulatory requirements, and all applicable Laws of its regulatory domicile, except for such failures to comply which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. DIST-CO has timely filed all statements and reports, together with all audited financial statements, exhibits, interrogatories, actuarial opinions, affirmations, certifications, schedules or other material supporting documents in connection therewith, required to be filed by it with the applicable Governmental Entities on forms prescribed or permitted by such Governmental Entities and no deficiencies have been asserted in writing by any Governmental Entities with respect to such statements and reports that have not been remedied, except for such failures to file which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)                Enterprise Risk Consultants Corporation, a Hawaii corporation and wholly-owned Company Subsidiary (“ERCC”), is a duly licensed insurance agency in the State of Hawaii. ERCC is not licensed to do insurance business in or subject to the insurance laws of any jurisdiction other than the State of Hawaii. ERCC has complied and currently complies with the regulatory requirements, and all applicable Laws of its regulatory domicile, except for such failures to comply which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. ERCC has timely filed all statements and reports, together with all affirmations, certifications, schedules or other material supporting documents in connection therewith, required to be filed by it with the applicable Governmental Entities on forms prescribed or permitted by such Governmental Entities and no deficiencies have been asserted in writing by any Governmental Entities with respect to such statements and reports, except for such failures to file which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.20                Opinions. Prior to the execution of this Agreement, the Company Board has received an oral opinion of Goldman, Sachs & Co. (to be subsequently confirmed in writing) to the effect that as of the date hereof and based upon and subject to the qualifications, assumptions and limitations set forth in such written opinion, the Merger Consideration is fair to the holders of Shares (other than Parent and its Affiliates) from a financial point of view.

Section 3.21                Information Supplied. The information relating to the Company, the Company Subsidiaries and its or their respective officers and directors that is or will be provided by the Company or its Representatives for inclusion in the Proxy Statement, and in any other document filed with any other Regulatory Agency in connection with the Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Parent or any of the Parent Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

Section 3.22                Application of Takeover Laws. The Company and the Company Board have taken all necessary action, if any, in order to render inapplicable to the Transactions any restriction on business combinations contained in any applicable Takeover Law which is or would reasonably be expected to become applicable to Parent or Merger Sub as a result of the Transactions, including the conversion of Company Common Stock pursuant to Section 1.5.

Section 3.23                Affiliate Transactions. To the knowledge of the Company, there are not, as of the date hereof, any transactions, agreements, arrangements or understandings between the Company or the Company Subsidiaries, on the one hand, and the Company’s Affiliates (other than wholly-owned Subsidiaries of the Company) or other Persons on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.24                Shareholder Approval. The Company Shareholder Approval is the only vote of the holders of any class or series of Company Capital Stock necessary to approve this Agreement and the Transactions (including the Merger).

Section 3.25                Broker’s Fees. None of the Company, any Company Subsidiary or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Transactions, other than Goldman, Sachs & Co. The Company has heretofore made available to Parent a correct and complete copy of the Company’s engagement letters with Goldman, Sachs & Co., which letters describe all fees payable to Goldman, Sachs & Co., in connection with the Transactions and all Contracts under which any such fees or any expenses are payable and all indemnification and other Contracts with Goldman, Sachs & Co., entered into in connection with the Transactions.

Section 3.26                No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III, neither the Company nor any other Person makes any representation or warranty with respect to the Company or the Company Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. The Company acknowledges that in entering into this Agreement, it relied solely upon its independent investigation and analysis and the representations and warranties of Parent and Merger Sub set forth in Article IV and that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof. Absent fraud, Parent, Merger Sub, and their respective Affiliates, shareholders and members, and the Parent’s Representatives will have no liability or responsibility based upon any information provided or made available or statements made or omissions therefrom to Company, the Company Subsidiaries or their respective Representatives, except as and only to the extent expressly set forth in this Agreement (as qualified by the Parent Disclosure Letter).

ARTICLE IV

 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent Reports publicly available at least 24 hours prior to the date of this Agreement and only as and to the extent disclosed therein (other than any forward-looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward-looking statements and any other disclosures included therein to the extent they are primarily cautionary, predictive or forward-looking in nature) or in the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (it being agreed that any information set forth in one section of such disclosure letter will be deemed to apply to each other section thereof to which its relevance as an exception to (or disclosure for the purposes of) such other section is reasonably apparent) (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1                  Corporate Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2                  Capitalization. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

Section 4.3                  Authority; No Violation.

(a)                Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Parent Board and board of directors of Merger Sub, and, except for the approval of this Agreement by Parent or a Parent Subsidiary, as the sole shareholder of Merger Sub, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by

Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at Law or in equity).

(b)                None of the execution and delivery of this Agreement by Parent or Merger Sub, the consummation of the Transactions, or compliance by Parent or Merger Sub, as applicable, with any of the terms or provisions of this Agreement, will (i) violate any provision of the certificate of incorporation of Parent, as amended and restated, the bylaws of Parent, as amended and restated, the articles of incorporation of Merger Sub or the Merger Sub Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained or made, (A) violate any Order or Law applicable to Parent, Merger Sub, any of the Parent Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, or result in a breach of any provision of or constitute a default (with or without notice or lapse of time, or both) under, result in the termination of or give rise to a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent, Merger Sub or any of the Parent Subsidiaries under, any of the terms, conditions or provisions of any credit agreement, note, bond, mortgage, indenture, deed of trust, license, lease or other instrument or obligation to which Parent or any Parent Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults referred to in clause (ii) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4                  Consents and Approvals. Except for (i) the filing with the SEC of the Proxy Statement, (ii) the filing of the Certificate of Merger by the Secretary of State of the State of Georgia pursuant to the GBCC, (iii) any notices or filings under the HSR Act or with any foreign antitrust or competition Governmental Entity, (iv) filings required by the applicable requirements of the Securities Act or Exchange Act, (v) filings and approvals as may be required under the rules and regulations of NYSE in connection with this Agreement and the Transactions; (vi) the State Approvals, (vi) the FCC Approval and (vii) the consents or approvals listed in Section 4.4 of the Parent Disclosure Letter, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Parent or Merger Sub of this Agreement and (B) the consummation by Parent and Merger Sub, as applicable, of the Transactions except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5                   Legal Proceedings.

(a)                Neither Parent nor any of the Parent Subsidiaries (i) is a party to any, and there are no pending or, to the knowledge of Parent, threatened, Actions against Parent or any Parent Subsidiary or (ii) is involved in any investigations involving Parent or any Parent Subsidiary except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                There is no Order imposed upon Parent, any of the Parent Subsidiaries or the assets of Parent or any Parent Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6                  Financing. Parent has delivered to the Company true, correct and complete copies of executed Debt Commitment Letters (with only the fee, certain other economic provisions and certain other confidential terms (none of which would reasonably be expected to adversely affect the conditionality, enforceability, termination, principal amount or availability of the Financing) redacted) from each Financing Source. Assuming the Financing is funded in accordance with the Debt Commitment Letters, the aggregate net proceeds contemplated by the Debt Commitment Letters, together with cash on hand, will provide Parent and Merger Sub with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s payment obligations under this Agreement and under the Debt Commitment Letters (including the payment of the aggregate Merger Consideration and any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation in connection with the Merger and the Financing). Parent and Merger Sub acknowledge and agree that their obligations hereunder, including their obligations to consummate the Merger, are not subject to, or conditioned on, receipt of financing.

Section 4.7                  Share Ownership. To the knowledge of Parent, as of the date of this Agreement, none of Parent, Merger Sub or any subsidiary of Parent owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company.

Section 4.8                  Broker’s Fees. None of Parent, any Parent Subsidiary or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger, other than Citigroup Global Markets Inc.

Section 4.9                  Vote Required. No vote of the holders of any class or series of Parent capital stock or indebtedness is necessary to approve the Transactions.

Section 4.10                No Other Representations and Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV, neither Parent nor any other Person makes any representation or warranty with respect to Parent or the Parent Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Parent and Merger Sub acknowledge that in entering into this Agreement, each relied solely upon its independent investigation and analysis and the representations and warranties of the Company and the Company Subsidiaries set forth in Article III and that the Company makes no representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (b) the future business and operations of the Company and its Subsidiaries. Absent fraud, the Company, the Company Subsidiaries, and their respective Affiliates, shareholders, members, and Representatives will have no liability or responsibility based upon any information provided or made available or statements made or omissions therefrom to Parent, the Parent Subsidiaries or their respective Representatives, except as and only to the extent expressly set forth in this Agreement (as qualified by the Company Disclosure Letter).

ARTICLE V

 PRE-CLOSING COVENANTS

Section 5.1                  Conduct of Businesses by the Company Prior to the Effective Time. During the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as contemplated or permitted by this Agreement, a provision of the Company Disclosure Letter, as required by a Governmental Entity or applicable Law or as Parent may otherwise consent in writing (which consent will not be unreasonably withheld, conditioned or delayed)), the Company will, and will cause each of the Company Subsidiaries to, (a) use commercially reasonable efforts to conduct, in all material respects, its business in the ordinary course and (b) use commercially reasonable efforts to preserve intact its business organization and its significant business relationships.

Section 5.2                  Company Forbearances. Without limiting the generality of Section 5.1, during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as contemplated or permitted by this Agreement, a provision of the Company Disclosure Letter or as required by applicable Law), the Company will not, and will not permit any of the Company Subsidiaries to, without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed):

(a)                 incur any indebtedness for borrowed money, assume or guarantee the obligations of any other individual, corporation or other entity, other than a wholly-owned Company Subsidiary (but not including accrual of interest on or maturity of obligations incurred before the date of this Agreement), in excess of $800,000,000 in the aggregate, or make any loan or advance to any other individual, corporation or other entity (other than a wholly-owned Company Subsidiary), other than: (i) in connection with refinancings of indebtedness existing as of the date of this Agreement or indebtedness otherwise incurred in compliance with this Section 5.2(a) at or within six months of its stated maturity or at a lower cost of funds (calculating such cost on an aggregate after-Tax basis), (ii) short-term indebtedness (including commercial paper and borrowings under revolving credit facilities) incurred to refinance short-term indebtedness and indebtedness of the Company or any of its directly or indirectly wholly-owned Subsidiaries to the Company or any of the Company Subsidiaries, (iii) letters of credit, surety bonds or guarantees of payment or performance obligations of the Company or any of the Company Subsidiaries in the ordinary course of business or (iv) drawings under existing credit facilities or replacement of borrowings under existing credit facilities; or borrowings evidenced by commercial paper that is back-stopped by existing credit facilities;

(b)                 (i)            adjust, split, combine or reclassify any of its capital stock, except for any such transaction by a wholly-owned Company Subsidiary which remains a wholly-owned Company Subsidiary after the transaction and does not adversely affect the Company;

(ii)            make, declare or pay any dividend other than such dividends that have been declared as of the date hereof, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except for (A) regular quarterly cash dividends paid by the Company, not in excess of, with respect to each quarter, $0.51 per Share, with usual declaration, record and payment dates and in a manner consistent with the Company’s past dividend policy, (B) dividends payable by the Company Subsidiaries to the Company or to any wholly-owned Company Subsidiaries, (C) in connection with the exercise of Company Stock Options or Tax withholdings on the vesting or payment of Company Stock Awards in accordance with the terms of the applicable award agreements or the Company Equity Incentive Plan pursuant to which the awards were granted, (D) dividend equivalent rights on Company Stock Awards payable by the Company consistent with past practice and the applicable award agreements and (E) repurchases or cancellations of unvested Shares in connection with the forfeiture of any Company Stock Awards;

(iii)          grant any Company Stock Option, restricted stock, stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, except as described in Section 5.2(b)(iii) of the Company Disclosure Letter;

(iv)         allow the commencement of any new Offering Period except in the ordinary course of business;

(v)           issue any additional Shares except upon the exercise of Company Stock Options or ESPP Purchase Rights, in connection with the vesting or payment of Company Stock Awards or under the Company DRIP;

(c)       except in the ordinary course of business consistent with the Company’s current policies and procedures and historical practices, or as required by an agreement (including, any Company Benefit Plan or collective bargaining agreement) in effect on the date of this Agreement or the Company Equity Incentive Plan or as otherwise set forth in Section 5.2(c) of the Company Disclosure Letter:

(i)             increase any wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any director, executive officer or Employee (it being understood that, in the case of incentive compensation, an increase in compensation refers to an increase in target opportunity, rather than the amount paid based on actual performance);

(ii)           enter into or amend any employment or severance agreements with any director or executive officer;

(iii)          establish any bonus or incentive plan;

(iv)         pay any pension or retirement allowance not allowed by any Company Benefit Plan or other similar arrangement in effect as of the date of this Agreement;

(v)           pay any bonus to any director or executive officer of the Company;

(vi)         become a party to, amend or commit itself to, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any Employee; or

(vii)        accelerate the vesting of, or the lapsing of restrictions with respect to, any Company Stock Awards (except as provided in Section 2.3);

(d)            except in the ordinary course of business, sell, lease, transfer or otherwise dispose of any of its material properties or assets in the aggregate, to any Person other than a Company Subsidiary;

(e)                 (i) waive, release or assign its rights with respect to any Action in which the Company or any Company Subsidiary is seeking material monetary damages; (ii) compromise, settle or agree to settle any Action or investigation in which damages are being sought against the Company or any Company Subsidiary, other than compromises, settlements or agreements that (A) involve only the payment of monetary damages that are not material or (B) if involving any non-monetary outcome, that will not have a material effect on the continuing operations of Parent and the Parent Subsidiaries after the Effective Time (including the Company and the Company

Subsidiaries) or (iii) compromise, settle or agree to settle any Action arising out of the matters described in Section 5.2(e) of the Company Disclosure Letter;

(f)                 make any acquisition (including by merger) of the capital stock or a material portion of the assets of any other Person for consideration in excess of $20,000,000 individually, or $40,000,000 in the aggregate, except (i) pursuant to Contracts in force on the date of this Agreement and set forth in Section 5.2(f) of the Company Disclosure Letter, (ii) for acquisitions of books of business of retail customers consistent with past practice and valuation multiples and (iii) capital expenditures permitted under clause (g) below;

(g)                except as otherwise permitted by the terms of this Agreement, make or commit to make any capital expenditures in the period from the date hereof until December 31, 2015, or in the 12-month period ending December 31, 2016, to the extent that the aggregate capital expenditures of the Company and the Company Subsidiaries would exceed 110% of the amount forecasted for the Company and the Company Subsidiaries during the applicable period, as set forth in Section 5.2(g) of the Company Disclosure Letter, except, that notwithstanding the foregoing, the Company and any Company Subsidiary will be permitted to make emergency capital expenditures in any amount (i) required by a Governmental Entity, (ii) that the Company determines is necessary in its reasonable judgment based on prudent utility practices to maintain or restore the provision of utility service to customers or (iii) that represents amounts included in the capital expenditure forecast with respect to the local distribution company businesses of the Company and the Company Subsidiaries after December 31, 2016 that are being accelerated into an earlier period and represent expenditures that are expected to be recoverable under rider programs and meet the requirements of applicable rider guidelines;

(h)                enter into any new line of business that is material to the Company and the Company Subsidiaries, taken as a whole, except in the ordinary course of business;

(i)                  amend the Company Charter or the Company Bylaws or take any action to exempt any Person (other than Parent or the Parent Subsidiaries) from GBCC Section 14-2-1132, any other Takeover Law or any similarly restrictive provisions of its organizational documents;

(j)                  except as required by GAAP or any Governmental Entity (including the SEC and the PCAOB) or in the ordinary course of business, make any material change in its methods or principles of accounting;

(k)                make, change or rescind any material Tax election, change any Tax accounting period, adopt or change any Tax accounting method, amend any material Tax Return, enter into any material closing agreement, settle any Tax claim or assessment relating to the Company or any of the Company Subsidiaries in an amount that materially exceeds the amount reserved with respect thereto in the most recent Company Financial Statements or obtain any material Tax ruling;

(l)                  adopt or recommend a plan of complete or partial dissolution, liquidation, recapitalization, restructuring or other reorganization, except for any such transactions between or among wholly-owned Company Subsidiaries;

(m)               enter into, or amend in any material respect, any collective bargaining agreement;

(n)                fail to make any minimum contributions to any Company Benefit Plan required by the Pension Protection Act of 2006 (or similar legal requirements for plans outside the United States), provided that any contribution in excess of such minimum amount will not exceed $75,000,000 for the period between the date of this Agreement and the Closing;

(o)                conduct the businesses of the Company or any Company Subsidiary in a manner that would cause the Company or any Company Subsidiary to become an “investment company” subject to registration under the Investment Company Act;

(p)                make any changes or propose any changes in its rates or charges, standards of service or regulatory accounting from those in effect on the date of this Agreement, or make any filing to change its rates on file with the State Commissions, except for any change or filing (i) which is not reasonably expected to materially lower the authorized return on equity in respect of the Company’s (including the Company Subsidiaries) regulated business, (ii) required by applicable Law or (iii) which would not reasonably be expected to lead to any material delay in obtaining or materially increase the risk of not obtaining any of the Regulatory Approvals (it being understood and agreed that, in the case of each of clause (i), (ii) and (iii) above, the Company will provide Parent such application reasonably in advance of filing and will consider Parent’s comments in good faith prior to filing such application);

(q)                terminate or permit any Permit of the Company or any Company Subsidiary to lapse, other than in accordance with the terms and regular expiration of any such Permit, or fail to apply on a timely basis for any renewal of any renewable Permit of the Company, except to the extent such termination, lapse or failure to apply for renewal would not reasonably be expected to have a Company Material Adverse Effect;

(r)                (i) amend or modify in any material respect the Company Trading Guidelines in a manner that results in such Company Trading Guidelines being materially less restrictive than the Company Trading Guidelines in effect on the date hereof, except for any amendment or modification necessary to manage an increase in volatility in the ordinary course of business consistent with past practice, (ii) terminate the Company Trading Guidelines other than in the ordinary course of business consistent with past practice; except, that in the case of any such termination, new Company Trading Guidelines are adopted that are at least as restrictive as the Company Trading Guidelines in effect on the date hereof or (iii) take any action that violates the Company Trading Guidelines or cause or permit the Net Company Position to be outside the risk parameters set forth in the Company Trading Guidelines (other than as a result of movement in market price); and if at any time the Net Company Position becomes outside the risk parameters set forth in the Company Trading Guidelines due to a move in market prices, fail to take action to bring the Net Company Position back inside the parameters as required by the Company Trading Guidelines;

(s)                (i) amend or terminate any lease Contract in respect of Company Leased Real Property in a manner that would have a material and adverse effect on the Company or any Company Subsidiary, except in each case pursuant to existing Contracts, (ii) enter into any Contract that would materially restrain, limit or impede the Company or any Company Subsidiary with respect to engaging in any line of business or geographic area or (iii) take any action (or fail to take any action necessary) in violation of any order or regulation of any Governmental Entity governing the Company’s (including the Company Subsidiaries) operations that would constitute a Company Material Adverse Event; or

(t)                  agree to take, make any commitment to take, or adopt any resolutions of the Company Board or board of directors (or equivalent body) of such Company Subsidiary, as applicable, in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

 ADDITIONAL AGREEMENTS

Section 6.1                  Filings; Other Actions; Notification.

(a)                Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate the Transactions as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or Governmental Entity in order to consummate the Transactions. Parent will bear and pay the costs and expenses (other than attorneys’ fees and expenses) incurred in connection with the filings of the premerger notification and report forms under the HSR Act (including filing fees). Subject to applicable Laws relating to the exchange of information, Parent and the Company will have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy Statement). In exercising the foregoing rights, each of the Company and Parent will act as promptly as practicable. Nothing in this Agreement will require the Company or the Company Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon Closing.

(b)                Information. Subject to applicable Laws, the Company and Parent each will, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company, or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions, including under the HSR Act and any other applicable antitrust Law; except that either Party may designate information “for outside counsel only” and either Party may redact information related to the value of the transaction. Subject to applicable Laws relating to the exchange of information and except as otherwise provided in this Agreement, Parent and the Company will have the right to review in advance, and to the extent practicable each will consult with the other regarding, and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Affiliates and Representatives, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Transactions. In exercising the foregoing rights, each of the Company and Parent will act reasonably and as promptly as practicable.

(c)              Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each will keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with any information or notices or other correspondence received from any third party or any Governmental Entity with respect to the Transactions; except that either Party may designate information or notices or other communications as “for outside counsel only”. Neither the Company nor Parent will permit any of its officers or any other Representatives to participate in or schedule any meeting or substantive telephone discussion with (A) any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Transactions or (B) any State Commission with respect to any matter that would or would reasonably be expected to materially impact the post-Closing operations of the Company and the Company Subsidiaries, unless to the extent practicable (i) it consults with the other Party in advance and (ii) to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate in such meeting or substantive telephone discussion and in any event, the Company and Parent will keep each other reasonably apprised of all material substantive communications with any such Governmental Entities of which such Party is aware related to the foregoing.

(d)                Regulatory Matters.

(i)            Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 6.1, each of the Company and Parent agree to take or cause to be taken the following actions:

(A)                 the prompt provision to each and every federal, state, local or foreign court or Governmental Entity (including the FCC and State Commissions) with jurisdiction over Regulatory Approval of non-privileged information and documents requested by any such Governmental Entity that are necessary, proper or advisable to permit consummation of the Transactions;

(B)                  the prompt use of its reasonable best efforts to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions; and

(C)                  the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, any and all commercially reasonable steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this Section 6.1(d)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation as promptly as practicable.

(ii)            In furtherance of the requirements of this Section 6.1(d), following the execution and delivery by the Parties of this Agreement, the Company and Parent will, and will cause their respective Subsidiaries to, (A) enter into discussions with the Governmental Entities from whom Regulatory Approvals are required to be obtained in connection with the consummation of the Transactions, (B) use their respective reasonable best efforts to obtain all such required Regulatory Approvals from such Governmental Entities and eliminate each and every other impediment that may be asserted by such Governmental Entities pursuant to any applicable Law or in connection with granting the Regulatory Approvals, in each case with respect to the Transactions, so as to enable the Closing to occur as soon as reasonably possible, and (C) undertake any effort or take any action (including by (1) accepting terms, conditions, liabilities, obligations, commitments or sanctions and proposing, negotiating, committing to and effecting, by consent decree, Order to hold separate for sale or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Parent or the Company or their respective Subsidiaries and (2) accepting organizational, operational and financial restrictions) necessary or required in order to obtain the Regulatory Approvals, except that nothing in this Agreement will require (and reasonable best efforts will in no event require) Parent or any of its Affiliates to, and, without the prior written consent of Parent (which consent may be withheld at Parent’s sole discretion), the Company will not, and will cause its Affiliates not to, offer, accept or agree, or commit to agree, to, any undertaking, term, condition, liability, obligation, commitment or sanction in connection with the consummation of the Transactions that, individually or in the aggregate, constitutes or would reasonably be expected to constitute a Burdensome Effect.

(iii)          The Parties will cooperate with one another in seeking to obtain the Regulatory Approvals or any other filings made with or written materials submitted to any Governmental Entity in connection with the Transactions or that would or would reasonably be expected to materially impact the post-Closing operations of the Company or any Company Subsidiary, including in coordinating the timing of all such filings and discussions with Governmental Entities.

(iv)         Without the prior written consent of Parent, the Company will not agree to, or accept, any agreements, commitments or conditions in connection with the Merger pursuant to any settlement or otherwise with any Governmental Entity or any other Person. Without the prior written consent of the Company, Parent will not agree to, or accept, any agreements, commitments or conditions in connection with the Merger pursuant to any settlement or otherwise with any Governmental Entity or any other Person affecting the Company or any Company Subsidiaries to the extent any such agreement, commitment or condition is effective prior to the Effective Time.

(v)           Nothing in this Section 6.1 will limit any applicable rights a Party may have to terminate this Agreement pursuant to Section 8.1 in a case where Section 8.1 permits such termination.

Section 6.2                   Proxy Statement; Shareholder Approval.

(a)                As promptly as reasonably practicable following the date of this Agreement, the Company will prepare and file a preliminary Proxy Statement with the SEC. Subject to Section 6.9, the Proxy Statement will include the Company Board Recommendation. Parent will cooperate with the Company in the preparation and filing of the Proxy Statement and will furnish all information concerning it that is necessary in connection with the preparation of the Proxy Statement and is reasonably requested by the Company. The Company will use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing and the Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders, in each case as promptly as reasonably practicable after the Company learns that the Proxy Statement will not be reviewed or that the SEC staff has no further comments thereon. Prior to filing or mailing the Proxy

Statement or filing any other required documents (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company will provide Parent with an opportunity to review and comment on such document or response (including by participating in any discussions or meetings with the SEC) and will give good faith consideration to any comments made by Parent and its counsel. The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company and the SEC or its staff with respect to the Proxy Statement or the Transactions.

(b)                If, at any time prior to obtaining the Company Shareholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information will as promptly as practicable notify the other Party and an appropriate amendment or supplement describing such information will be filed with the SEC as promptly as practicable after the other Party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the shareholders of the Company. The Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and other applicable Law, including the regulations and requirements of NYSE.

(c)                The Company will call a meeting of its shareholders to be held as soon as reasonably practicable after the Proxy Statement is cleared by the SEC staff for mailing to consider and vote on approval of this Agreement and any other matters required to be voted upon by the Company’s shareholders in connection with the Transactions (including any adjournment or postponement thereof, the “Company Shareholders Meeting”). Subject to and until the Company Board effects a Change of Recommendation pursuant to Section 6.9(c), the Company Board will use its reasonable best efforts to obtain from its shareholders the Company Shareholder Approval. Subject to Section 6.9(c), the Company Board will recommend that its shareholders vote in favor of approval of this Agreement (the “Company Board Recommendation”). Subject to the Company’s right to terminate this Agreement under Section 8.1(d)(ii), the Company and Parent agree that the Company’s obligations pursuant to the first two sentences of this Section 6.2(c) will not be affected by the commencement, public proposal or communication to the Company of any Alternative Proposal, or by the withdrawal or modification by the Company Board of the Company Board Recommendation.

Section 6.3                  Access to Information.

(a)                Upon reasonable advance notice, the Company will, and will cause each Company Subsidiary to, afford to Parent and to the officers, employees, accountants, counsel, lenders, financial advisors and other Representatives of Parent reasonable access during normal business hours during the period prior to the Effective Time to all the Company’s and the Company Subsidiaries’ owned or leased properties, books, Contracts, commitments, personnel (including contractors and distributors), records, Tax Returns and all other information concerning its business, operations, status of compliance with Environmental Law, properties and personnel as Parent may reasonably request; except that Parent and its Representatives will conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company and the Company Subsidiaries; and except further that such access will not include any intrusive, invasive or other sampling or testing (including any Phase II environmental assessments) of any environmental media or any physical assets of the Company; and except further that the Company and the Company Subsidiaries will not be required to provide any access or disclose any information if such access or disclosure would (i) contravene any applicable Law, (ii) jeopardize the attorney-client privilege of the institution in possession or control of such information, (iii) result in the disclosure of any Trade Secrets of third parties or (iv) contravene any binding agreement entered into prior to the date of this Agreement.

(b)                All information and materials provided pursuant to this Agreement will be subject to the provisions of the Confidentiality Agreement entered into between the Company and Parent as of August 2, 2015 (the “Confidentiality Agreement”).

(c)                 No investigation by either of the Parties or their respective Representatives will affect the representations and warranties of the other set forth in this Agreement.

Section 6.4                  Employee Matters.

(a)                Continuation of Compensation and Benefits. Parent will, and will cause its Affiliates to, continue the employment effective immediately after the Closing Date of all Employees of the Company or any Company Subsidiary as of the Closing Date (the “Company Employees”), including each such Employee on medical, disability, family or other leave of absence as of the Closing Date. For a period of one year following the Effective Time (the “Continuation Period”), Parent will, or will cause its Affiliates to, provide each Company Employee with compensation and benefits that are no less favorable in the aggregate than the compensation and benefits, taken as a whole (including equity-based compensation opportunities and severance benefits), provided to such Company Employee as of immediately prior to the Effective Time; except that each such Company Employee’s annual base salary or wage rate will be no less favorable than those provided to such Company Employee as of the Effective Time. Nothing in this Section 6.4(a) will obligate Parent, Surviving Corporation or the Company to continue the employment of any Company Employee for any specific period.

(b)                Employee Service Credit. Parent will, and will cause its Affiliates to, (i) give each Company Employee credit for service with the Company and any Company Subsidiary or predecessor employer prior to the Closing Date, to the same extent recognized by the Company or any Company Subsidiary in a comparable Company Benefit Plan, under any employee benefit plans or personnel policies maintained by Parent or its Affiliates, for all purposes (including eligibility to participate, vesting in eligible benefits and levels of benefits) other than for benefit accrual purposes under a defined benefit pension plan; except that Company Employees will not be entitled to the benefit of any grandfathered benefit formula that would not be provided to any employee first hired by Parent on or after the Effective Time, (ii) allow each Company Employee to participate in each Company Benefit Plan and any employee benefit plan maintained by Parent or its Affiliates providing welfare benefits (including medical, life insurance, long-term disability insurance and long-term care insurance) in the plan year in which the Closing occurs without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations, and (iii) credit each Company Employee in the plan year in which the Effective Time occurs with any expenses that were covered by the Company Benefit Plans for purposes of determining deductibles, co-pays and other applicable limits under each Company Benefit Plan with respect to any employee benefit plan maintained by Parent or its Affiliates in which such Company Employee participates during such plan year in which the Effective Time occurs.

(c)                Vacation Pay and Personal Holidays. From and after the Effective Time, Parent will, and will cause its Affiliates to, continue to credit to each Company Employee all vacation and personal holiday pay that such Company Employee is entitled to use but has not used as of the Closing Date (including any earned vacation or personal holiday pay to be used in future years) subject to Parent’s vacation day carryover policy, beginning with the year following the year in which the Effective Time occurs.

(d)                Certain Commitments. From and after the Effective Time, Parent will, and will cause its Affiliates to, treat the Transactions as constituting a “change in control,” “change of control” or similar terms under the Company Benefit Plans and any such other Company compensation and severance arrangements or agreements.

(e)                 Bonus Plans. Parent will, and will cause its Affiliates to, operate the Company’s annual incentive plan and all other annual bonus arrangements (collectively, “Bonus Plans”), in effect on the date hereof, or such future plans as may be established by the Compensation Committee of the Company Board, consistent with the parameters set forth on Section 6.4(e) of the Company Disclosure Letter, for annual performance periods commencing after the date hereof and running through the Effective Time, which such future plans will be consistent with the Company and the Company Subsidiaries’ business plans and past practice. With respect to the remainder of the fiscal year for the fiscal year in which the Effective Time occurs, Parent will, and will cause its Affiliates, to permit Company Employees to participate on a pro rata basis in Parent bonus arrangements in accordance with terms established in the ordinary course.

(f)                  Retention Plan. Prior to the Effective Time, Parent will establish a retention plan for the benefit of certain employees of the Surviving Corporation. In addition, the Company and Parent agree to cooperate in taking additional actions in order to promote the retention and ensure the continuity of key management, which may include the amendment of certain existing continuity agreements entered into between the Company and certain members of key management and the grant of certain retention equity awards in connection therewith.

(g)                No Third Party Beneficiaries. Nothing in this Section 6.4 will create any right or obligation which is enforceable by any Employee or any other Person with respect to any terms or conditions of employment, including the benefits and compensation described in this Section 6.4. For the avoidance of doubt, any amendments to the Company’s, the Company Subsidiaries’, Parent’s and the Surviving Corporation’s benefit and compensation plans, programs or arrangements will occur only in accordance with their respective terms and will be pursuant to action taken by the Company, the Company Subsidiaries, Parent or the Surviving Corporation which are independent of the consummation of this Agreement or any continuing obligations hereunder.

Section 6.5                  Indemnification; Directors’ and Officers’ Insurance.

(a)                From the Effective Time and ending on the sixth anniversary of the Effective Time, Parent will cause the Surviving Corporation to indemnify, defend and hold harmless (including by advancing expenses) each current and former director and officer of the Company and any of the Company Subsidiaries, each Employee and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company or the Company Subsidiaries occurring or alleged to have occurred before or at the Effective Time (including any Claim relating in whole or in part to the Agreement or the Transactions), to the fullest extent permitted under applicable Law. Each of (x) the respective organizational documents of each of the Company Subsidiaries as currently in effect and (y) any indemnification agreements with an Indemnified Party listed on Section 6.5(a) of the Company Disclosure Letter, which will in each case survive the Transactions and continue in full force and effect to the extent permitted by applicable Law, will not, for a period of six years from the Effective Time, be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties except, in the case of clauses (x) and (y), as required by applicable Law. Without limiting the foregoing, at the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to cause the certificate of incorporation and by-laws of the Surviving

Corporation to include provisions for limitation of liabilities of Indemnified Parties, indemnification, advancement of expenses and exculpation of the Indemnified Parties no less favorable to the Indemnified Parties than as set forth in the Company Charter and Company Bylaws in effect on the date of this Agreement, which provisions will, for a period of six years from the Effective Time, not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties except as required by applicable Law.

(b)                Prior to the Effective Time, the Company will and, if the Company is unable to, Parent will cause the Surviving Corporation as of the Effective Time to obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (the “D&O Insurance”) for the persons who, as of the date of this Agreement, are covered by the Company’s existing D&O Insurance. Such “tail” insurance policies will have terms, conditions, retentions and levels of coverage at least as favorable as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement and the Transactions). Parent will cause the Surviving Corporation to maintain such “tail” insurance policies in full force and effect for their full term. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, continue to maintain in effect, at no expense to the Indemnified Parties, for a period of at least six years from and after the Effective Time, the Company’s D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or, if such insurance is unavailable, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, purchase the best available D&O Insurance for such six-year period from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to the Company’s existing D&O Insurance with terms, conditions, retentions and with levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; except that neither Parent nor the Surviving Corporation will be required to pay an aggregate premium for such insurance policies in excess of $3,500,000; and if the premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)                The provisions of this Section 6.5 are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

(d)                In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent and the Surviving Corporation, as applicable, will assume all of the obligations thereof set forth in this Section 6.5.

Section 6.6                  Additional Agreements. Subject to the terms and conditions of this Agreement, in case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of the Company, the then-current officers and directors of each of the Company and the Company Subsidiaries will use their respective reasonable best efforts to take all such actions as may be reasonably requested by Parent.

Section 6.7                  Advice of Changes. Each of Parent and the Company will promptly advise the other of any change or event, of which it has knowledge, (a) having or reasonably likely to have a Parent Material Adverse Effect or a Company Material Adverse Effect, as the case may be, or (b) that would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement if it would result in the failure of closing conditions in Section 7.3(a) or Section 7.3(b), or Section 7.2(a) or Section 7.2(b), respectively, by the Outside Date, except that (i) no such notification will affect the representations, warranties or covenants of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement and (ii) a failure to comply with this Section 6.7 will not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Parent Material Adverse Effect, Company Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied. The Company will promptly advise Parent of all developments in, and the receipt of all communications from any Governmental Entities with respect to, the matters described in Section 5.2(e) of the Company Disclosure Letter. The Company will provide Parent with copies of all submissions to any Governmental Entity with respect to such matters, and provide Parent with the opportunity to participate in the preparation for all meetings with any Governmental Entity with respect to such matters.

Section 6.8                  Section 16 Matters. Prior to the Effective Time, each of Parent and the Company will take all such steps as may reasonably be necessary or advisable to cause the Transactions, including any dispositions of Shares (including derivative securities with respect to such Shares) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.9                  No Solicitation or Change of Recommendation.

(a)                No Solicitation.

(i)            Except as set forth in Section 6.9(a)(ii) and Section 6.9(a)(iii), the Company agrees that none of the Company, any of the Company Subsidiaries, nor any of their respective officers, managers or directors (collectively, the “Company Non-Solicit Parties”) will, and that they will instruct and cause their respective Affiliates and Representatives not to, directly or indirectly:

(A)                  initiate, solicit or knowingly facilitate or encourage any inquiries, discussions regarding, or the making or submission of, any proposal, request or offer that constitutes, or could reasonably be expected to lead to, any Alternative Proposal;

(B)                  approve, endorse, recommend or enter into any Contract or agreement in principle, whether written or oral, with any Person (other than Parent and Merger Sub) concerning any letter of intent, memorandum of understanding, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar Contract concerning an Alternative Proposal (other than negotiating and entering into a confidentiality and standstill agreement as described in Section 6.9(a)(iii)) (an “Alternative Acquisition Agreement”);

(C)                  terminate, amend, release, modify, or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar Contract entered into by the Company or a Company Subsidiary in respect of or in contemplation of an Alternative Proposal (other than to the extent the Company Board determines in good faith, after consultation with its outside financial and legal advisors, that failure to take any such actions under this Section 6.9(a)(i)(C) would be inconsistent with the directors’ fiduciary duties or obligations under applicable Law);

(D)                  conduct, engage in, continue or otherwise participate in any discussions or negotiations regarding any Alternative Proposal (other than with the Company’s Representatives);

(E)                  furnish any non-public information relating to the Company, or afford access to the books or records or Representatives of the Company, to any third party that, to the knowledge of the Company, after consultation with its Representatives, is seeking to or may make, or has made, an Alternative Proposal;

(F)                  take any action to make the provisions of any Takeover Laws inapplicable to any transactions contemplated by any Alternative Proposal; or

(G)            resolve or publicly propose or announce to do any of the foregoing.

Notwithstanding the foregoing, nothing in this Section 6.9(a)(i) will prohibit the Company Non-Solicit Parties from contacting any Person who has made a Bona Fide Alternative Proposal solely to request clarification of the terms and conditions thereof to the extent necessary to permit the Company Board to determine whether such Bona Fide Alternative Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal.

(ii)          Notwithstanding anything to the contrary in this Agreement and subject to the conditions in Section 6.9(a)(iii) and solely in response to a Bona Fide Alternative Proposal made on or after the date of this Agreement and prior to the Company Shareholder Approval, the Company Non-Solicit Parties may, with respect to the Person that has made such Bona Fide Alternative Proposal:

(A)                 in response to a request therefor by such Person, provide information or afford access to the books and records or Representatives of the Company, to such Person (and its Representatives); and

(B)                  engage or participate in discussions or negotiations with such Person (and its Representatives) with respect to such Bona Fide Alternative Proposal.

(iii)        The Company may not take the actions described in Section 6.9(a)(ii) unless, prior to taking any such action:

(A)                 the Company has received from such Person an executed confidentiality and standstill agreement on terms that are no less restrictive than those contained in the Confidentiality Agreement (and compliant with the last sentence of Section 6.9(g));

(B)                  the Company has delivered to Parent written notice prior to taking any such action (1) stating that the Company Board intends to take such action and (2) stating that the Company Board has made the determination set forth in Section 6.9(a)(iii)(C); and

(C)                  the Company Board has determined in good faith, after consultation with its outside financial and legal advisors, that such Bona Fide Alternative Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

(iv)        Without limiting Section 6.9(a)(iii), if the Company provides any non-public information to any Person in reliance on Section 6.9(a)(ii) that has not previously been provided to Parent, then the Company will provide such information promptly to Parent.

(b)                No Change of Recommendation. Except as set forth in Section 6.9(c), no Company Non-Solicit Party will:

(i)            withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation;

(ii)          fail to announce publicly, within 10 Business Days after a tender offer or exchange offer relating to any securities of the Company has been commenced, that the Company Board recommends rejection of such tender or exchange offer;

(iii)        fail to include the Company Board Recommendation in the Proxy Statement distributed to the Company’s shareholders in connection with the Transactions;

(iv)        approve, adopt or recommend any Alternative Proposal; or

(v)         resolve or publicly propose to do any of the foregoing (any such prohibited action described in Section 6.9(b)(i) through this Section 6.9(b)(v) being referred to as a “Change of Recommendation”);

except that the making of any determination of the Company Board (or any committee thereof) to provide, or the provision of, a Superior Proposal Notice or an Intervening Event Notice in compliance with the terms of this Agreement will not, in and of itself, be deemed a Change of Recommendation.

(c)                 Certain Permitted Changes of Recommendation. Subject to Section 6.9(d), at any time prior to receiving the Company Shareholder Approval, the Company Board may effect, or cause the Company to effect, as the case may be, a Change of Recommendation if: (i) the Company Board determines (A) that after complying with Section 6.9(d)(i), a Bona Fide Alternative Proposal constitutes a Superior Proposal or (B) after complying with Section 6.9(d)(ii), an Intervening Event has occurred and is continuing and (ii) the Company Board determines in good faith, after consultation with its outside financial and legal advisors, that, in light of such Superior Proposal or Intervening Event, as the case may be, (A) the Transactions are not in the best interests of the Company’s shareholders and (B) the failure to effect such Change of Recommendation would be inconsistent with the directors’ fiduciary duties or obligations under applicable Law.

(d)                Procedure Prior to Change of Recommendation.

(i)            Superior Proposal. The Company Board will be entitled to effect, or cause the Company to effect, prior to receiving the Company Shareholder Approval, a Change of Recommendation in connection with a Superior Proposal (to the extent permitted under Section 6.9(c)), only if (A) the Company has delivered to Parent a written notice (a “Superior Proposal Notice”) (1) stating that the Company Board intends to take such actions pursuant to Section 6.9(c), (2) stating that the Company Board has made the determinations set forth in Section 6.9(c)(i)(A) and Section 6.9(c)(ii) and (3) including an unredacted copy of such Superior Proposal and an unredacted form of any proposed Alternative Acquisition Agreement related to such Superior Proposal and (B) the Negotiation Period has expired. During the four Business Day period commencing on the date of Parent’s receipt of such Superior Proposal Notice (such period, as may be extended pursuant to this Section 6.9(d)(i), the “Negotiation Period”), the Company will engage, and will cause its Representatives to be available for the purpose of engaging, in good faith negotiations with Parent (to the extent Parent desires to negotiate) regarding an amendment of this Agreement so that the Alternative Proposal that is the subject of the Superior Proposal Notice ceases to be a Superior Proposal. Each time the financial or other material terms or conditions of such Bona Fide Alternative Proposal (or terms or conditions related thereto, such as the proposed equity and debt financing) are amended or modified, the Company will be required to deliver to Parent a new Superior Proposal Notice (including, as attachments thereto, amended forms of the written Alternative Acquisition Agreements relating to such Bona Fide Alternative Proposal) and the Negotiation Period will be extended by an additional two Business Days from the date of Parent’s receipt of such new Superior Proposal Notice.

(ii)          The Company Board will be entitled to effect, or cause the Company to effect, a Change of Recommendation in connection with an Intervening Event (to the extent permitted under Section 6.9(c)), only if (A) the Company has delivered to Parent a written notice (an “Intervening Event Notice”) (1) stating that the Company Board intends to take such actions pursuant to Section 6.9(c), (2) stating that the Company Board has made the determinations set forth in Sections 6.9(c)(i)(B) and 6.9(c)(ii) and (3) including a summary, in all material respects, of the Intervening Event and (B) the Intervening Event Negotiation Period has expired. During the four Business Day period commencing on the date of Parent’s receipt of such Intervening Event Notice (such period, as may be extended pursuant to this Section 6.9(d)(ii), the “Intervening Event Negotiation Period”), the Company will engage, and will cause its Representatives to be available for the purpose of engaging, in good faith negotiations with Parent (to the extent Parent desires to negotiate) regarding an amendment of this Agreement so that the Company Board would no longer be permitted to take such actions pursuant to Section 6.9(c). Each time there is a material change to the facts or circumstances relating to the Intervening Event, the Company will be required to deliver to Parent a new Intervening Event Notice (including, as attachments thereto, a summary of the changes to the facts and circumstances relating to the Intervening Event) and the Intervening Event Negotiation Period will be extended by an additional two Business Days from the date of Parent’s receipt of such new Intervening Event Notice.

(e)                Certain Permitted Disclosure. Nothing contained in Section 6.9(a) will be deemed to prohibit the Company or the Company Board (or any committee thereof) from (i) complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, including any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act, or (ii) making any disclosure to the stockholders of the Company if, in the good faith judgment of the Company Board (after consultation with outside legal counsel) failure to do so would be inconsistent with the directors’ fiduciary duties or obligations under applicable Law; except that any such position or disclosure will be deemed a Change of Recommendation unless the Company Board expressly and concurrently reaffirms the Company Board Recommendation.

(f)                  Existing Discussions. The Company will, and will cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with, or any solicitation or intentional assistance or encouragement of, any Person with respect to any Alternative Proposal (or that could reasonably be expected to lead to or result in an Alternative Proposal) which are on-going as of the date of this Agreement and request that any such Person promptly return and destroy (and confirm destruction of) all confidential information concerning the Company. The Company will take the necessary steps to promptly inform, on the date of this Agreement, the individuals or entities referred to in the preceding sentence of this Section 6.9(f).

(g)                Notice. Without limiting anything in this Section 6.9, the Company will promptly (and, in any event, within 24 hours) notify Parent orally and in writing if (i) any inquiries, proposals or offers with respect to an Alternative Proposal or requests for non-public information relating to the Company (other than requests for information in the ordinary course of business consistent with past practice and unrelated to an Alternative Proposal) are received by, or any discussions or negotiations with respect to an Alternative Proposal are sought to be initiated or continued with, the Company or any of its respective Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of such inquiries, proposals or offers, and including in the written version of such notice, an unredacted copy of any written (including via electronic transmission) inquiries, proposals or offers (including (A) any confidentiality and standstill agreement described in Section 6.9(a)(iii) and (B) any materials related to financing with respect to the Alternative Proposal, including amendments and modifications to either of the foregoing, except that any such materials relating to financing with respect to an Alternative Proposal may be redacted in a manner equivalent to Parent’s Debt Commitment Letters referred to in Section 4.6), in each case, including any amendments or modifications thereto or (ii) any events or circumstances occur that have caused, or would reasonably be expected to cause, an Intervening Event, including any material changes in any such events or circumstances. The Company will promptly (and, in any event, within 24 hours after any amendment or modification of any such inquiry, proposal or offer or Alternative Proposal) notify Parent orally and in writing of any amendments or modifications thereto and furnish an unredacted copy of any such written (including via electronic transmission) amendments or modifications. The Company will not, and will cause its respective Subsidiaries and Representatives not to, enter into any Contract that would prohibit the Company from providing the information required to be provided to Parent pursuant to this Section 6.9(g).

Section 6.10               Control of the Other Party’s Business. Nothing contained in this Agreement will give Parent, directly or indirectly, the right to control or direct the operations of the Company or the Company Subsidiaries or will give the Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.11               Subsidiary Compliance. Parent will cause the payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement. Parent will, promptly following execution of this Agreement, cause the sole shareholder of Merger Sub to approve this Agreement in its capacity as sole shareholder of Merger Sub and deliver to the Company evidence of its vote or action by written consent approving this Agreement in accordance with applicable Law and the articles of incorporation and bylaws of Merger Sub. During the period from the date of this Agreement through the Effective Time, Merger Sub will not, and Parent will not permit Merger Sub to, engage in any activity of any nature except as contemplated by this Agreement.

Section 6.12               Financing.

(a)                Parent will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing which, together with cash on hand, will permit Parent to pay the aggregate Merger Consideration and any other cash amounts payable pursuant to, or in connection with, the Transactions, including using reasonable best efforts to (i) negotiate and enter into the Financing Agreements and (ii) satisfy (or, if deemed advisable by Parent, seek a waiver of) on a timely basis all conditions within the control of Parent and required to be satisfied by it, and otherwise comply with all terms applicable to Parent, in the Financing Agreements.

(b)                The Company will provide to Parent, and will cause the Company Subsidiaries to provide, in each case, at Parent’s sole cost and expense as provided in Section 6.12(d), and will use reasonable best efforts to cause its Representatives to (and use reasonable best efforts to cause external auditors to) provide (x) all cooperation reasonably requested by Parent that is customary, necessary or advisable in connection with arranging, obtaining and syndicating the Financing and any other financing or refinancing transactions undertaken by Parent or any Parent Subsidiary to the extent that information relating to, or the participation by members of management of, the Company is reasonably necessary in connection therewith and causing the conditions in the Financing Agreements to be satisfied and (y) provide all information and assistance that is customarily provided in financings comparable to the proposed Financing or such other financing or refinancing transaction, as the case may be, including using reasonable best efforts in (i) assisting with, and designating one member of senior management of the Company to participate in, the preparation of offering and syndication documents and materials, including registration statements, prospectuses, private placement memoranda, bank information memoranda, bank syndication material and packages, lender and investor presentations, rating agency materials and presentations, and similar documents and materials, in connection with the Financing, and providing reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing customary information (all such documents and materials, collectively, the “Offering Documents”), (ii) furnishing promptly to Parent all Required Information as may be reasonably requested by Parent to assist in the preparation of the Offering Documents (including execution of customary authorization and management representation letters), (iii) designating one member of senior management of the Company to participate in due diligence sessions and one or more road shows, (iv) assisting Parent in obtaining any corporate credit and family ratings and, if applicable, facility ratings from any ratings agency contemplated by the Debt Commitment Letters, (v) requesting the Company’s independent auditors to cooperate with Parent’s reasonable best efforts to obtain accountant’s comfort letters and consents from the Company’s independent auditors, (vi) assisting in the preparation of, and executing and delivering, Financing Agreements and related definitive documents, including guarantees (if required) and other certificates and documents as may be requested by Parent, (vii) cooperating with Parent in seeking from the Company’s existing lenders such waivers or payoff letters which may be reasonably requested by Parent in connection with the Financing, (viii) providing at least five Business Days prior to the Closing all documentation and other information about the Company or any of the Company Subsidiaries or Affiliates required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested at least 10 Business Days prior to the anticipated Closing, and (ix) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately upon the Effective Time, except that (A) nothing in this Section 6.12(b) will require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or the Company Subsidiaries, (B) no obligation of the Company or any Company Subsidiary under any certificate, document, agreement or instrument (other than the authorization and representation letters referred to above) will be effective until the Effective Time and, none of the Company or any Company Subsidiary will be required to pay any commitment or other similar fee or incur any other liability (other than in connection with the authorization and representation letters referred to above) in connection with the Financing prior to the Effective Time and (C) none of the Company Board or board of directors (or equivalent bodies) of any Company Subsidiary will be required to adopt or enter into any resolutions or take similar action approving the Financing (except that concurrently with the Closing the boards (or their equivalent bodies) of Company Subsidiaries may adopt resolutions or take similar actions that do not become effective until the Effective Time). Parent and Parent Subsidiaries will indemnify and hold harmless the Company and the Company Subsidiaries and each of their respective officers, directors, employees, agents, Representatives, successors and assigns from and against any and all damages, fees, costs and expenses suffered or incurred by them other than those liabilities, damages, fees, costs and expenses arising out of a material misstatement in or failure to state a material fact pertinent to the information provided by or on behalf of the Company pursuant to this Section 6.12(b), in connection with the arrangement of the Financing or the use of any Offering Documents. Upon reasonable request of the Company, the Company and its outside legal counsel will be given reasonable opportunity to review and comment upon the Offering Documents, or any materials for rating agencies, in each case, prepared after the date hereof, that include information about the Company or any Company Subsidiary prepared in connection with the Financing. The Company hereby consents to the use of the Company’s and the Company Subsidiaries’ logos in connection with the Financing in a form and manner agreed with the Company; except that such logos are to be used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any Company Subsidiary or the reputation or goodwill of the Company or any Company Subsidiary. The Company will, upon request of Parent, use its reasonable best efforts to periodically update any Required Information (to the extent it is available) to be included in any Offering Document to be used in connection with such Financing so that Parent may ensure that any such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading.

(c)                The Company will file with the SEC all Company Reports on Form 10-K and Form 10-Q on or prior to the date on which such Company Reports are required to be filed under the Exchange Act, including any extensions with respect thereto.

(d)                Parent will promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of the Company Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by Section 6.12(b).

(e)                Each of Parent and Merger Sub acknowledge and agree that the obligations of each of Parent and Merger Sub under this Agreement and the Transactions, including the obligations of each of Parent and Merger Sub to consummate the Merger, will not be subject to, or conditioned on, receipt of financing.

Section 6.13               Transaction Litigation. The Company will give Parent prompt notice of any Action commenced or, to the knowledge of the Company, threatened, against the Company or its directors, officers, managers, partners or Affiliates relating to this Agreement or the Merger (collectively, “Transaction Litigation”). The Company will consult with Parent regarding the defense or settlement of any Transaction Litigation and will not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same, without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed). In connection with any Transaction Litigation and the Parties’ performance of their obligations under this Section 6.13, the Parties will enter into a customary common interest or joint defense agreement or implement such other techniques as reasonably required to preserve any attorney-client privilege or other applicable legal privilege; except that the Company will not be required to provide information if doing so, in the opinion of the Company’s legal counsel, would cause the loss of any attorney-client privilege or other applicable legal privilege; except that, if any information is withheld pursuant to the foregoing exception, the Company will inform Parent as to the general nature of what is being withheld and the Parties will use reasonable best efforts to enable the Company to provide such information without causing the loss of any attorney-client or other applicable legal privilege.

Section 6.14               Publicity. The initial press release with respect to the execution of this Agreement will be a joint press release to be reasonably agreed upon by Parent and the Company. Following such initial press release, none of the Company, Parent or Merger Sub will, and neither the Company nor Parent will permit any of its Subsidiaries to, issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, the Transactions without the prior consent (which consent will not be unreasonably withheld, conditioned or delayed) of Parent, in the case of a proposed announcement or statement by the Company, or the Company, in the case of a proposed announcement or statement by Parent or Merger Sub; except that either Party may, without the prior consent of the other Party (but after prior consultation with the other Party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent such Party may reasonably conclude may be required by applicable Law or by the rules and regulations of the NYSE. The restrictions set forth in this Section 6.14 will not apply to any release or public statement (a) made or proposed to be made by the Company in connection with an Alternative Proposal or a Superior Proposal or any action taken pursuant thereto or (b) in connection with any dispute between the Parties regarding this Agreement or the Transactions; except that the foregoing will not limit the ability of any Party hereto to make internal announcements to their respective employees and other shareholders that are not inconsistent in any material respects with the prior public disclosures regarding the Transactions.

Section 6.15               Takeover Laws. If any Takeover Law is or may become applicable to the Transactions, the Company, including the Company Board, will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and will otherwise act to irrevocably eliminate the effects of such Takeover Law on the Merger.

ARTICLE VII

 CLOSING CONDITIONS

Section 7.1                  Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)                Shareholder Approval. The Company Shareholder Approval has been obtained.

(b)                Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act has expired or has been terminated; each of the State Approvals, the FCC Approval and any other approval which Parent and the Company mutually agree is required in connection with the Merger, in each case, has been obtained at or prior to the Effective Time and such approvals have become Final Orders (the “Regulatory Approvals”).

(c)                No Orders or Restraints; Illegality. No Order preventing the consummation of the Transactions will be in effect. No statute, rule, regulation, or Order will have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

Section 7.2                  Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, on behalf of itself and Merger Sub, at or prior to the Effective Time, of the following conditions:

(a)                Representations and Warranties. The representations and warranties of the Company set forth in this Agreement will be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date will be true and correct as of such date), except that this condition will be deemed satisfied unless all inaccuracies in such representations and warranties in the aggregate constitute a Company Material Adverse Effect at the Closing Date (ignoring solely for purposes of this proviso any reference to Company Material Adverse Effect or other materiality qualifiers contained in such representations and warranties). The representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), 3.2(c), 3.2(d) and 3.3(a) will be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date will be true and correct as of such date). Parent will have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b)                Performance of Obligations of the Company. The Company will have performed in all material respects all agreements, obligations and covenants required to be performed by it under this Agreement at or prior to the Closing Date, and Parent will have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c)                Company Material Adverse Effect. There will not have occurred at any time after the date of this Agreement any Company Material Adverse Effect.

Section 7.3                  Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)                Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement will be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date will be true and correct as of such date), except that this condition will be deemed satisfied unless all inaccuracies in such representations and warranties in the aggregate constitute a Parent Material Adverse Effect at the Closing Date (ignoring solely for purposes of this exception any reference to Parent Material Adverse Effect or other materiality qualifiers contained in such representations and warranties), and the Company will have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b)                Performance of Obligations of Parent. Parent and Merger Sub will have performed in all material respects all agreements, obligations and covenants required to be performed by them under this Agreement at or prior to the Closing Date, and the Company will have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

Section 7.4                  Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in Section 7.1, Section 7.2, or Section 7.3, as the case may be, to be satisfied, if such Party’s failure to perform any material obligation required to be performed by it has been the primary cause of, or primarily results in, such failure.

ARTICLE VIII

 TERMINATION AND AMENDMENT

Section 8.1                  Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a)                by the mutual written consent of the Company and Parent duly authorized by each of the Company Board and the Parent Board, respectively;

(b)                by either of the Company or Parent:

(i)            by written notice to the other Party at any time after the Outside Date, if the Closing has not been consummated on or before the Outside Date; except that, if on the Outside Date the condition set forth in Section 7.1(b) or the condition set forth in Section 7.1(c) (to the extent related to seeking the Regulatory Approvals) is not satisfied but all of the other conditions to Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) and if not satisfied, the condition set forth in Section 7.1(b) remains capable of being satisfied, then the Outside Date may be extended until February 23, 2017 at the election of Parent or the Company by written notice to the other Party at or before 11:59 p.m. Atlanta, Georgia time on the Outside Date; and except that the right to terminate this Agreement under this Section 8.1(b)(i) will not be available (x) to a Party if the inability to satisfy such conditions was due to the failure of such Party to perform any of its obligations under this Agreement or (y) to a Party if the other Party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 9.12;

(ii)          if any Order having the effect set forth in Section 7.1(c) is in effect and has become final and nonappealable; or

(iii)        if the Company Shareholder Approval is not obtained at the duly held Company Shareholders Meeting, including any adjournments thereof;

(c)                by Parent:

(i)            if the Company has breached any of its representations or warranties set forth in this Agreement (or if any such representations or warranties fail to be true) or the Company has failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (B) is incapable of being cured, or is not cured by the Company by the earlier of (x) the Outside Date and (y) 30 days following receipt of written notice from Parent of such breach or failure; or

(ii)          prior to receipt of the Company Shareholder Approval, if the Company Board has made a Change of Recommendation (whether or not in compliance with Section 6.9(c)); or

(d)                by the Company:

(i)            if either Parent or Merger Sub has breached any of its respective representations or warranties set forth in this Agreement (or if any such representations or warranties fail to be true) or either Parent or Merger Sub has failed to perform its respective covenants or agreements set forth in this Agreement, which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) is incapable of being cured, or is not cured, by Parent by the earlier of (1) the Outside Date and (2) 30 days following receipt of written notice from the Company of such breach or failure; or

(ii)          prior to receipt of the Company Shareholder Approval, if the Company Board has made a Change of Recommendation and the Company has complied in all material respects with Section 6.9; provided that (A) prior to, and as a condition of, any termination of this Agreement by the Company pursuant to this Section 8.1(d)(ii), the Company will have paid the Company Termination Fee to Parent pursuant to Section 8.2(b) and (B) any termination notice under Section

 8.2(a) with respect to termination under this Section 8.1(d)(ii) may be given simultaneously with the Change of Recommendation.

Section 8.2                   Effect of Termination.

(a)                 Generally. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof will be given to the other Party or Parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement will become null and void (other than the provisions of this Section 8.2 and the provisions in Article IX, all of which will survive termination of this Agreement). Except as provided in Section 8.2(b), upon termination pursuant to this Article VIII, there will be no liability on the part of Parent, Merger Sub, the Company or their respective directors, managers, officers and Affiliates (whether or not the terminating Party), except that, upon the termination of this Agreement, nothing will be deemed to release any Party from any liability to any other Party for any intentional breach by such Party of this Agreement prior to such termination.

(b)                Company Termination Fee.

(i)            In the event that this Agreement is terminated (A) by Parent pursuant to Section 8.1(c)(ii), (B) by the Company or Parent pursuant to Section 8.1(b)(i) and the Company Shareholders Meeting was not held or completed prior to termination at a time when this Agreement was terminable by Parent pursuant to (1) Section 8.1(c)(i) (if the failure to hold or complete the Company Shareholders Meeting was due to the Company’s failure to perform any covenant or agreement set forth in this Agreement (but not if due to any breach or failure to be true of any of the representations or warranties of the Company set forth in this Agreement)) or (2) Section 8.1(c)(ii) or (C) by the Company or Parent pursuant to Section 8.1(b)(iii) at a time when this Agreement was terminable by Parent pursuant to (1) Section 8.1(c)(i) (if the failure to obtain the Company Shareholder Approval was due to the Company’s failure to perform any covenant or agreement set forth in this Agreement (but not if due to any breach or failure to be true of any of the representations or warranties of the Company set forth in this Agreement)) or (2) Section 8.1(c)(ii), then the Company will pay to Parent a termination fee of $201,000,000 (the “Company Termination Fee”) promptly (but in no event later than two Business Days) after such termination, by wire transfer of immediately available funds.

(ii)          In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii), then the Company will pay Parent the Company Termination Fee prior to, and as a condition of, such termination.

(iii)        In the event that this Agreement is terminated (A) (1) by Parent pursuant to Section 8.1(c)(i), if due to the Company’s failure to perform any covenant or agreement set forth in this Agreement (but not if due to any breach or failure to be true of any of the representations or warranties of the Company set forth in this Agreement), and prior to such termination an

Alternative Proposal has been made to the Company or has otherwise been publicly announced, or a Person will have publicly announced an intention to make an Alternative Proposal, (2) by Parent or the Company pursuant to Section 8.1(b)(i) at a time when (x) this Agreement was terminable by Parent pursuant to Section 8.1(c)(i), if due to the Company’s failure to perform any covenant or agreement set forth in this Agreement (but not if due to any breach or failure to be true of any of the representations or warranties of the Company set forth in this Agreement) or (y) the Company Shareholder Approval was not obtained due to the Company Shareholders Meeting not being held or completed, and in each case prior to such termination an Alternative Proposal has been made to the Company or has otherwise been publicly announced, or a Person will have publicly announced an intention to make an Alternative Proposal, or (3) by Parent or the Company pursuant to Section 8.1(b)(iii), and prior to the date of the Company Shareholders Meeting an Alternative Proposal has been made to the Company or has otherwise been publicly announced, or a Person will have publicly announced an intention to make an Alternative Proposal, and (B) within nine months after any such termination (1) the Company or any of its Affiliates has entered into an Alternative Acquisition Agreement or (2) any Alternative Proposal has been consummated, then the Company will pay the Company Termination Fee to Parent upon the earlier of (x) the consummation of such Alternative Proposal and (y) entry into such Alternative Acquisition Agreement, by wire transfer of immediately available funds; except that the Company Termination Fee payable pursuant to this Section 8.2(b)(iii) will be reduced by the Expense Reimbursement, if any, actually paid to Parent pursuant to Section 8.2(c). For purposes of this Section 8.2(b)(iii) (including for purposes of the definition of Alternative Acquisition Agreement), references to “10% or more” in the definition of Alternative Proposal will be deemed to be references to “more than 50%.”

(c)                 Expense Reimbursement. In the event that this Agreement is terminated, by Parent or the Company pursuant to Section 8.1(b)(iii) (but not to the extent Section 8.2(b)(i)(C) is applicable), then the Company will pay to Parent its and its Affiliates’ reasonable out-of-pocket costs, fees and expenses incurred in connection with their investigation, consideration, documentation, diligence and negotiation of this Agreement and the Transactions (including the Financing), including all fees and expenses of Parent’s and its Affiliates’ Representatives (the “Expense Reimbursement”), by wire transfer of immediately available funds; except that the Expense Reimbursement will not exceed $5,000,000 and the Company will not be obligated to reimburse Parent for any internal cost allocations or charges among its Affiliates. Provided that the Company has not breached its obligations under this Agreement in any material respect, the Expense Reimbursement will be the sole and exclusive remedy of Parent or Merger Sub against the Company for a termination of the Agreement in accordance with Section 8.1(b)(iii), other than the payment of the Company Termination Fee to the extent it is or otherwise becomes payable pursuant to Section 8.2(b). In the event the Expense Reimbursement is paid and a Company Termination Fee is thereafter payable pursuant to Section 8.2(b), the Company

Termination Fee otherwise payable will be reduced by the amount of the Expense Reimbursement.

(d)                Collection Fees and Expenses. Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions, and that, without these agreements, no Party would enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due under this Section 8.2, and, in order to obtain such payment, Parent commences an Action that results in an Order against the Company, the Company will pay to Parent the costs and expenses (including attorney’s fees and expenses) in connection with such Action and will pay interest on the amount payable pursuant to such Order, compounded quarterly, at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid (but for such Action) until the date of actual payment. In no event will the Company be obligated to pay more than one Company Termination Fee pursuant to this Section 8.2.

(e)                Sole and Exclusive Remedy. Provided that the Company has not wilfully breached in any material respect its obligations under (i) Section 6.9 or (ii) (A) Section 6.2(a) or 6.2(c) and (B) such breach results in a failure to hold or complete the Company Shareholders Meeting or a failure to file or mail the Proxy Statement, in the event that the Company Termination Fee is paid by the Company to Parent in accordance with this Section 8.2, such payment will be the sole and exclusive remedy at law of Parent and Merger Sub against the Company for any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement by the Company; except that the foregoing will not impair the rights of Parent to obtain injunctive relief pursuant to Section 9.12 prior to any termination of this Agreement. Solely for purposes of this Section 8.2(e), a “wilful” breach will be deemed to have occurred if the Company took or failed to take action with knowledge that such action or inaction constituted a breach of such obligation.

ARTICLE IX

 GENERAL PROVISIONS

Section 9.1                  Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties and covenants set forth in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time, except for Section 6.5, Article I and Article II and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 9.2                  Notices. All notices and other communications in connection with this Agreement will be in writing and will be deemed given when delivered personally, sent via electronic mail, mailed by registered or certified mail or delivered by an express courier to the Parties at the following addresses (or at such other address for a Party as will be specified by like notice):

(a)	if to the Company, to:

AGL Resources Inc.
Ten Peachtree Place, N.E.
Atlanta, Georgia 30309
	Attention:	Paul R. Shlanta
Executive Vice President, General Counsel and Chief Ethics and Compliance Officer
	Email:	pshlanta@aglresources.com

with a copy to (which will not constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Attention:	Richard Hall
Andrew R. Thompson
Email:	rhall@cravath.com
athompson@cravath.com

(b)	if to Parent or Merger Sub, to:

The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Atlanta, Georgia 30308
	Attention:	James Y. Kerr II
Executive Vice President, General Counsel and Chief Compliance Officer
	Email:	jykerr@southernco.com

with a copy to (which will not constitute notice):

Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309-3053
Attention:	William B. Rowland
Bryan E. Davis
Lizanne Thomas
Email:	wbrowland@jonesday.com
bedavis@jonesday.com
lthomas@jonesday.com

Section 9.3                  Interpretation.

(a)                When a reference is made in this Agreement to Articles, Sections or Disclosure Letters, such reference will be to an Article or Section of or Disclosure Letters to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, (i) “or” is disjunctive but not exclusive, (ii) words in the singular include the plural and vice versa, and (iii) the use in this Agreement of a pronoun in reference to a Party hereto includes the masculine, feminine or neuter, as the context may require. The Company Disclosure Letter and the Parent Disclosure Letter as well as all other schedules hereto, will be deemed part of this Agreement and included in any reference to this Agreement. The representations and warranties of Parent and the Company are made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth in the Company Disclosure Letter and the Parent Disclosure Letter. In no event will the listing of any matter in the Company Disclosure Letter and the Parent Disclosure Letter be deemed or interpreted to expand the scope the respective Party’s representations, warranties or covenants set forth in this Agreement. All attachments to the Company Disclosure Letter and the Parent Disclosure Letter are incorporated by reference into the Company Disclosure Letter and the Parent Disclosure Letter, respectively, in which they are directly or indirectly referenced. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item therein as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would, individually or in the aggregate, have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be.

(b)                The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 9.4                  Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.

Section 9.5                  Entire Agreement; Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement, (b) is not intended to confer on any Person, other than the

Parties hereto and their respective successors and permitted assigns, any rights or remedies hereunder, except for (i) the rights of the Company’s shareholders and holders of Company Stock Awards to receive the Merger Consideration and related consideration, respectively, at the Effective Time, (ii) as provided in Section 6.5 (which is intended for the benefit of the Indemnified Parties, each of whom will be a third party beneficiary of Section 6.5) and (iii) the Financing Sources and their respective successors, legal representatives and permitted assigns (each of which will be a third party beneficiary with respect to their respective rights under this Section 9.5 and Sections 9.6, 9.9 and 9.14).

Section 9.6                  Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the Company and Parent (on behalf of itself and Merger Sub), at any time prior to the Effective Time by an instrument in writing signed on behalf of each of the Parties. Notwithstanding anything to the contrary contained herein, this Section 9.6 and Sections 9.5, 9.9 and 9.14 may not be amended, supplemented, waived or otherwise modified in a manner adverse to the Financing Sources without the prior written consent of the Financing Sources.

Section 9.7                  Extension; Waiver. At any time prior to the Effective Time, the Company and Parent (on behalf of itself and Merger Sub), by action taken or authorized by the Company Board and the Parent Board, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement, and (c) waive compliance with any of the obligations, covenants, agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.8                  Governing Law. This Agreement will be governed and construed in accordance with the internal Laws of the State of Georgia applicable to Contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles (whether of the State of Georgia or any other jurisdiction).

Section 9.9                  Jurisdiction.

(a)                Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Georgia located in the County of Fulton and of the United States District Court for the Northern District of Georgia, Atlanta Division (together, the “Chosen Courts”), in any action or proceeding arising out of or relating to this Agreement or the Transactions or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Chosen Courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Chosen Courts, and any appellate court hearing actions or proceedings therefrom, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Chosen Courts, and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Chosen Courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Notwithstanding the foregoing, each of the Parties agrees that it will not, and will not permit its Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity and whether in contract or in tort or otherwise, against the Financing Sources in any way related to this Agreement or any of the Transactions (including any dispute arising out of or relating to the Financing or the performance thereof) in any forum other than the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan or, in either case, any appellate court thereof.

(b)                EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS OR THE FINANCING, INCLUDING ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THE DEBT COMMITMENT LETTERS OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9(B).

Section 9.10               Fees and Expenses. Except as expressly provided in this Agreement, whether or not the Merger is consummated, all fees and expenses incurred in connection with this Agreement and the Transactions will be paid by the Party incurring or required to incur such fees or expenses.

Section 9.11               Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties and any attempt to do so will be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties hereto and their respective permitted successors and assigns.

Section 9.12               Specific Performance. The Parties hereto agree that immediate, extensive and irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligation of the Parties hereto to consummate the Merger and the obligation of Parent and Merger Sub to pay, and the Company’s shareholders’ right to receive, the Merger Consideration payable to them pursuant to the Merger, in each case in accordance with the terms and subject to the conditions of this Agreement) in the Chosen Courts without proof of damages or otherwise, and that such explicit rights of specific enforcement are an integral part of the Transactions and, without such rights, neither the Company nor Parent would have entered into this Agreement. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.13               Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable, such term, provision, covenant or restriction will be deemed to be modified to the extent necessary to render it valid, effective and enforceable, and the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated.

Section 9.14               Liability of Financing Sources. Notwithstanding anything to the contrary contained herein, the Company agrees that it will not have any rights or claims against any Financing Source (in their capacity as such) in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, and no Financing Source will have any rights or claims against the Company or any of its Affiliates or Representatives in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, whether at law or in equity, in contract tort or otherwise. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature, except to the extent paid in connection with a claim by a third party.

Section 9.15               Definitions. For the purposes of this Agreement:

“Action” has the meaning set forth in Section 3.8(a).

“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, control, is controlled by, or is under common control with, the first-mentioned Person. For this purpose, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.9(a)(i)(B).

“Alternative Financing” means any financing from alternative sources in an amount, when taken together with other sources and all other Debt Commitment Letters, sufficient to consummate the Transactions with terms and conditions not materially less favorable, taken as a whole, to Parent, Merger Sub and the Company than the terms and conditions set forth in the applicable Financing Agreements.

“Alternative Proposal” means any proposal or offer made by a Person (other than Parent or Merger Sub) relating to (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (i) 10% or more of the consolidated total assets of the Company and the Company Subsidiaries, taken as a whole, or (ii) 10% or more of any class of Company Capital Stock, (b) any tender offer or exchange offer that if consummated would result in any Person beneficially owning, directly or indirectly, 10% or more of any class of Company Capital Stock, (c) any merger, consolidation, exclusive license, business combination, joint venture, partnership, share exchange or other transaction involving the Company pursuant to which any Person or its holders of Equity Interests would beneficially own, directly or indirectly, 10% or more of any class of outstanding Company Capital Stock or the surviving entity resulting, directly or indirectly, from any such transaction or (d) concerning any recapitalization, liquidation, dissolution or any other similar transaction involving the Company or any of the Company Subsidiaries, in each case, other than the Transactions.

“Approval” has the meaning set forth in Section 3.10(b).

“Assumed Awards” has the meaning set forth in Section 2.3(d).

“Bona Fide Alternative Proposal” means an unsolicited written bona fide Alternative Proposal that was not received or obtained in violation of Section 6.9.

“Bonus Plans” has the meaning set forth in Section 6.4(e).

“Book-Entry Shares” has the meaning set forth in Section 1.5(a).

“Burdensome Effect” means any terms, conditions, liabilities, obligations, commitments or sanctions imposed upon or otherwise affecting, directly or indirectly, Parent, the Company or their respective Subsidiaries in any Order or consent of, or agreement with, a Governmental Entity with respect to the Transactions, including the Regulatory Approvals, that, individually or in the aggregate, (a) would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), assets, liabilities, businesses or results of operations of Parent and the Company and their respective Subsidiaries, taken as whole, or (b) would require the Company or any Company Subsidiary or Parent or any Parent Subsidiary to sell, divest, “hold separate for sale” or otherwise dispose of, or enter into a voting trust, proxy or “hold separate for sale” Contract or similar Contract for (i) one or more Company Subsidiaries (or substantially all of the assets of such Company Subsidiaries) and the cost of shared services allocated to such Company Subsidiaries exceeded 25% of total costs for shared services that were allocated in the year ended December 31, 2014 as such allocations were disclosed to Parent prior to the date hereof by the Company or (ii) one or more Parent Subsidiaries (or substantially all of the assets of such Parent Subsidiaries) and the cost of shared services allocated to such Parent Subsidiaries exceeded 25% of total costs for shared services that were allocated in the year ended December 31, 2014 as such allocations were disclosed to the Company prior to the date hereof by Parent.

“Business Day” means a day other than a Saturday, a Sunday or another day on which commercial banking institutions in New York, New York are authorized or required by Law to be closed.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certificates” has the meaning set forth in Section 1.5(a).

“Change of Recommendation” has the meaning set forth in Section 6.9(b)(v).

“Chosen Courts” has the meaning set forth in Section 9.9(a).

“Claim” has the meaning set forth in Section 6.5(a).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” has the meaning set forth in Section 3.10(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 6.2(c).

“Company Bylaws” has the meaning set forth in Section 3.1(b).

“Company Capital Stock” has the meaning set forth in Section 3.2(a).

“Company Charter” has the meaning set forth in Section 3.1(b).

“Company Common Stock” means the common stock of the Company, par value $5.00 per Share.

“Company Commonly Controlled Entity” has the meaning set forth in Section 3.10(d).

“Company Deferred Compensation Plan” means the Company’s Nonqualified Savings Plan and the Company’s Common Stock Equivalent Plan for Non-Employee Directors.

“Company Deferred Stock Unit” means any stock unit award credited to the account of any participant in any Company Deferred Compensation Plan that is payable in Shares or whose value is determined with reference to the value of Shares.

“Company Disclosure Letter” has the meaning set forth in the preamble to Article III.

“Company DRIP” means the AGL Resources Direct Stock Purchase and Dividend Reinvestment Plan.

“Company Employees” has the meaning set forth in Section 6.4(a).

“Company Equity Incentive Plans” means the Company’s Omnibus Performance Incentive Plan, as amended and restated, the Company’s Long-Term Incentive Plan, as amended and restated as of January 1, 2002 and the Company’s Non-Employee Directors Equity Compensation Plan, as amended and restated.

“Company ESPP” means the Company’s Amended and Restated Employee Stock Purchase Plan.

“Company Financial Statements” has the meaning set forth in Section 3.6(a).

“Company Intellectual Property” has the meaning set forth in Section 3.14(a).

“Company Leased Real Property” has the meaning set forth in Section 3.16.

“Company Material Adverse Effect” means any fact, occurrence, change, effect or circumstance, individually or in the aggregate with all other facts, occurrences, changes, effects and circumstances that: (a) has had, or would reasonably be expected to result in, a material adverse effect on the business, assets, liabilities, properties or results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, or (b) would, or would reasonably be expected to, prevent or materially impair or delay the ability of the Company to perform its obligations under this Agreement or consummate the Transactions; except that with respect to clause (a), in no event will any of the following, either alone or in combination, constitute a “Company Material Adverse Effect” or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) conditions or effects that generally affect the industries in which the Company and the Company Subsidiaries operate; (ii) general economic, political, or regulatory effects or conditions affecting the geographies in which the Company and the Company Subsidiaries operate; (iii) effects resulting from changes affecting equity or debt market conditions in the United States; (iv) any effects or conditions resulting from an outbreak or escalation of hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case whether or not involving the United States; (v) any change in the market price for commodities; (vi) any hurricane, earthquake, flood or other natural disasters or acts of God; (vii) any change resulting from weather conditions or customer use patterns; (viii) effects arising from changes in Laws or accounting principles (including GAAP) after the date hereof; (ix) effects relating to or arising from the announcement of the execution of this Agreement or the Transactions; (x) any Transaction Litigation; (xi) actions taken pursuant to this Agreement or at the request of Parent; or (xii) changes in the market price or trading volume of Company Common Stock or any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period (it being understood that the facts, occurrences, changes, effects or circumstances giving rise or contributing to any such change or failure will be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); except that the matters referred to in clauses (i) through (ix) above will be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such matters adversely affect the Company and the Company Subsidiaries in a materially disproportionate manner relative to other participants in the industries in which the Company and the Company Subsidiaries operate.

“Company Material Contract” has the meaning set forth in Section 3.13(a).

“Company Non-Solicit Parties” has the meaning set forth in Section 6.9(a)(i).

“Company Owned Real Property” has the meaning set forth in Section 3.16.

“Company PSU” has the meaning set forth in Section 2.3(d).

“Company Reports” has the meaning set forth in Section 3.5(a).

“Company Restricted Share” has the meaning set forth in Section 2.3(b).

“Company RSU” has the meaning set forth in Section 2.3(c).

“Company Shareholder Approval” has the meaning set forth in Section 3.3(a).

“Company Shareholders Meeting” has the meaning set forth in Section 6.2(c).

“Company Stock Awards” has the meaning set forth in Section 2.3(g).

“Company Stock Option” has the meaning set forth in Section 2.3(a).

“Company Subsidiary” has the meaning set forth in Section 3.1(c).

“Company Termination Fee” has the meaning set forth in Section 8.2(b)(i).

“Company Trading Guidelines” has the meaning set forth in Section 3.17(a).

“Compliant” means the Required Information (a) is in a form sufficiently current to permit (i) a registration statement filed by the Company using such financial statements to be declared effective by the SEC and (ii) the Company’s independent auditors to issue a customary comfort letter, including as to customary negative assurances and change period (in accordance with its normal practices and procedures) and (b) is, and remains until the consummation of the Closing, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-10).

“Confidentiality Agreement” has the meaning set forth in Section 6.3(b).

“Continuation Period” has the meaning set forth in Section 6.4(a).

“Contracts” means any contracts, agreements, licenses (or sublicenses), notes, bonds, mortgages, indentures, commitments, leases (or subleases) or other instruments or obligations, whether written or oral.

“D&O Insurance” has the meaning set forth in Section 6.5(b).

“Debt Commitment Letters” means the commitment letters delivered by the Financing Sources with respect to certain debt facilities, the proceeds of which, among other uses, will be used by Parent to fund the payment of a portion of the Merger Consideration, including any commitment letters with respect to an Alternative Financing.

“Dissenting Shares” has the meaning set forth in Section 2.5.

“Dissenting Shareholder” has the meaning set forth in Section 2.5.

“DIST-CO” has the meaning set forth in Section 3.19(c).

“Dodd-Frank Act” has the meaning set forth in Section 3.17(b).

“DTC” has the meaning set forth in Section 2.1(b)(i).

“Effective Time” has the meaning set forth in Section 1.3.

“Employee” means any employee or former employee of the Company or any Company Subsidiary, as applicable.

“Environment” means soil, soil vapor, surface water, groundwater, land, sediment, surface or subsurface strata or ambient air.

“Environmental Authority” means any department, agency, or other body or component of any Governmental Entity that lawfully exercises jurisdiction under any Environmental Law.

“Environmental Authorization” means any Permit required under any Environmental Law.

“Environmental Law” means any Law relating to pollution (including greenhouse gases) or the protection of human health from environmental hazards or protection of the Environment, natural resources or occupational and worker health and safety (as such relates to exposure to Hazardous Substances).

“Environmental Liability” means any liability, or obligation of any kind or nature (whether arising from statutory or common law, sounding in tort or otherwise, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due) arising under any Environmental Law or Environmental Authorization.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership or similar interest in any Person.

“ERCC” has the meaning set forth in Section 3.19(d).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ESPP Purchase Right” means a right to purchase Shares issued under the Company ESPP.

“Exchange Act” has the meaning set forth in Section 3.4.

“Exchange Agent” has the meaning set forth in Section 2.1(a).

“Exchange Fund” has the meaning set forth in Section 2.1(a).

“Exchange Ratio” has the meaning set forth in Section 2.3(d).

“Expense Reimbursement” has the meaning set forth in Section 8.2(c).

“FCC” has the meaning set forth in Section 3.4.

“FCC Approval” has the meaning set forth in Section 3.4.

“FERC” means the Federal Energy Regulatory Commission.

“Final Order” means an action by the relevant Governmental Entity (i) that has not been reversed, stayed, enjoined, set aside, annulled or suspended and with respect to which any waiting period prescribed by Law before the Transactions may be consummated has expired, (ii) as to which all conditions to the consummation of the Transactions prescribed by Law have been satisfied and (iii) that does not require, contain or contemplate any undertaking, term, condition, liability, obligation, commitment or sanction that, individually or in the aggregate, constitutes or would reasonably be expected to constitute a Burdensome Effect.

“Financing” means the debt financing set forth in the Debt Commitment Letters, as such Debt Commitment Letters may be amended or replaced (including pursuant to any Alternative Financing).

“Financing Agreements” means the definitive agreements with respect to the Financing or Alternative Financing on terms and conditions contained in the Debt Commitment Letters or consistent in all material respects with the Debt Commitment Letters.

“Financing Source” means the Persons (including lenders, agents and arrangers) that have committed to provide or otherwise entered into agreements in connection with the Financing in connection with the Transactions, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and Representatives involved in the Financing and their respective successors and assigns.

“GAAP” means U.S. generally accepted accounting principles.

“GBCC” has the meaning set forth in Section 1.1.

“GERIC” has the meaning set forth in Section 3.19(b).

“Governmental Entity” has the meaning set forth in Section 3.4.

“Hazardous Substance” means any chemicals, pollutants, contaminants, toxins, wastes or substances defined or otherwise classified as or included in the definition of “hazardous substances,” “hazardous wastes,” “toxic substances,” “contaminants,” or “pollutants” regulated, in relevant form, quantity or concentration under any applicable Environmental Law, including asbestos or asbestos containing material, petroleum and its by-products, polychlorinated biphenyl and urea formaldehyde.

“HSR Act” has the meaning set forth in Section 3.4.

“Indemnified Parties” has the meaning set forth in Section 6.5(a).

“Intellectual Property” means all of the following anywhere in the world and all legal rights, title or interest in or under the following arising under Law: (a) all patents and applications for patents (including all invention disclosures) and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part, (b) all copyrights, copyright registrations, copyright applications and copyrightable works, (c) all trade dress and trade names, logos, Internet domain names, trademarks and service marks and registrations and applications therefor, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin and all goodwill associated with any of the foregoing, (d) all computer software (including source and object code), (e) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and know how, (f) trade secrets, confidential business information and other documentation, and other proprietary information (collectively, if and to the extent proprietary, held as confidential and protectable as a “trade secret” under applicable Law, “Trade Secrets”), (g) all databases and data collections and (h) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“Intervening Event” means any material event, development or change in circumstances that first occurs, arises or becomes known to the Company or the Company Board after the date of this Agreement, to the extent that such event, development or change in circumstances was not reasonably foreseeable as of or prior to the date of this Agreement; except that in no event will (a) the receipt, existence or terms of an Alternative Proposal or any matter relating thereto or consequence thereof, (b) any action taken by the Parties pursuant to or in compliance with this Agreement, including any action taken in connection with seeking any Regulatory Approval, or (c) changes in the market price or trading volume of the Company Common Stock or the Company or any Company Subsidiary meeting or exceeding internal or published projections, forecasts or revenue or earnings predictions for any period (except that the underlying causes of such change or result will not be excluded by this clause (c), except to the extent such underlying causes are otherwise excluded pursuant to clause (a) or (b)) constitute an “Intervening Event” or be taken into account in determining whether an Intervening Event has occurred or would reasonably be expected to result.

“Intervening Event Negotiation Period” has the meaning set forth in Section 6.9(d)(ii).

“Intervening Event Notice” has the meaning set forth in Section 6.9(d)(ii).

“IRS” means Internal Revenue Service.

“knowledge,” when used with respect to a Party, means the actual knowledge of the persons holding the following titles, or if there is none, people holding equivalent positions, at the applicable entity: Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer and General Counsel.

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, writ, edict, decree, rule, regulation, judgment, ruling, binding policy or guideline or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liens” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“Measurement Date” has the meaning set forth in Section 3.2(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 1.5(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Bylaws” means the bylaws of Merger Sub.

“Negotiation Period” has the meaning set forth in Section 6.9(d)(i).

“Net Company Position” has the meaning set forth in Section 3.17(a).

“NGA” has the meaning set forth in Section 3.18(a).

“NYSE” means the New York Stock Exchange.

“Offering Documents” has the meaning set forth in Section 6.12(b).

“Offering Period” has the meaning set forth in Section 2.4.

“Order” means any judgment, order, decision, writ, injunction, decree, stipulation, award, ruling, or other finding or agency requirement of a Governmental Entity, or arbitration award.

“Outside Date” means August 23, 2016, or if extended to a later date pursuant to and in accordance with Section 8.1(b)(i), any such later date.

“Parent” has the meaning set forth in the Preamble.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Common Stock” has the meaning set forth in Section 2.3(d).

“Parent Disclosure Letter” has the meaning set forth in the preamble to Article IV.

“Parent Material Adverse Effect” means any change, event, development, conditions, occurrence or effect that (a) has a material adverse effect on the ability of either Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement or (b) would prevent or materially delay the consummation by Parent of the Transactions.

“Parent Reports” means, collectively, all registration statements, reports, forms, documents and proxy statements of Parent required to be filed with or furnished to the SEC since December 31, 2012, in each case including all exhibits and schedules thereto and all documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing.

“Parent Subsidiary” has the meaning set forth in Section 3.1(c).

“Parties” means collectively Parent, Merger Sub and the Company.

“Party” means any of Parent, Merger Sub or the Company.

“PCAOB” means the Public Company Accounting Oversight Board.

“Pension Plan” has the meaning set forth in Section 3.10(a).

“Permits” has the meaning set forth in Section 3.11(a).

“Permitted Lien” means (a) Liens in respect of any liabilities and obligations reflected in the financial statements of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, included in the Company Reports or Parent Reports, as applicable, (b) with respect to the owned real property and leased real property of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, (i) defects, exceptions, restrictions, rights of way, easements, covenants, encroachments and other imperfections of title and (ii) zoning, entitlement, land use, environmental regulations, and building restrictions, none of which impairs the uses of such property as currently used by the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, such that such impairment, individually or in the aggregate materially impairs the use or operation of such property for their current use, (c) Liens for current Taxes not yet delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Company’s or Parent’s financial statements, as applicable, (d) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens that arise or are incurred in the ordinary course of business; (e) licenses, options or other similar rights related to Intellectual Property granted in the ordinary course of business that do not materially impair the Company’s or any Company Subsidiary’s use of Company Intellectual Property; and (f) other customary Liens levied, assessed or imposed against, or in any manner affecting, the property of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, that, individually or in the aggregate, do not materially impair the use or operation of such property for their current use or have had a Company Material Adverse Effect.

“Person” means any individual (in any capacity) or legal entity, including a Governmental Entity.

“PPACA” means the Patient Protection and Affordable Care Act, as amended, and the guidance promulgated there under.

“Proxy Statement” has the meaning set forth in Section 3.4.

“PUHCA” has the meaning set forth in Section 3.18(a).

“Regulatory Agencies” means (a) any state or federal regulatory authority, (b) the SEC, and (c) any foreign regulatory authority.

“Regulatory Approvals” has the meaning set forth in Section 7.1(b).

“Release” means any release, spill, emission, leaking, pumping, injection, pouring, emptying, deposit, disposal, discharge, dispersal, leaching or migration into the Environment, or into or out of any real property owned, operated or leased by the Company or a Company Subsidiary.

“Representatives” means any officer, director, employee, investment banks, attorney or other advisor or representative of a Person.

“Required Information” means all customary financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent or Merger Sub, including financial statements prepared in accordance with GAAP, projections, audit reports, a draft of a customary comfort letter (including “negative assurance comfort”) with respect to such financial information by auditors of the Company which such auditors are prepared to issue upon completion of customary procedures letter and other information and data regarding the Company and the Subsidiaries of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of securities on Form S-1, Form S-3 or Form S-4 (or any successor forms thereto) under the Securities Act, and of the type and form, and for the periods, customarily included in Offering Documents used to syndicate credit facilities of the type to be included in the Financing and in Offering Documents used in private placements of debt securities under Rule 144A of the Securities Act, to consummate the offerings or placements of any debt securities, in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made (but in any event including such information with respect to the Company’s quarter ended September 30, 2015, and subsequent interim periods ending at least 45 days prior to the Closing Date, subsequent annual periods ending at least 75 days prior to Closing or otherwise), all of which will be Compliant.

“SEC” means the Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 3.4.

“Share” has the meaning set forth in Section 1.5(a).

“SOX” has the meaning set forth in Section 3.5(a).

“State Approvals” has the meaning set forth in Section 3.4.

“State Commissions” has the meaning set forth in Section 3.4.

“Subsidiary” has the meaning set forth in Section 3.1(c).

“Superior Proposal” means a Bona Fide Alternative Proposal that the Company Board has determined in good faith, after consultation with its outside financial and legal advisors (taking into account the various legal, financial, regulatory (including the impact of any necessary regulatory approvals or antitrust Law on such Bona Fide Alternative Proposal) and other aspects of such Bona Fide Alternative Proposal), (a) is reasonably likely to be consummated in accordance with its terms and (b) if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions (after taking into account any revisions to the terms of the Transactions proposed by Parent, pursuant to Section 6.9(d)(i)); except that for purposes of the definition of “Superior Proposal”, the references to “10% or more” in the definition of Alternative Proposal will be deemed to be references to “more than 90%.”

“Superior Proposal Notice” has the meaning set forth in Section 6.9(d)(i).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Takeover Laws” means any state takeover Law or other state Law that purports to limit or restrict business combinations or the ability to acquire or vote Company Common Stock, including any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other similar anti-takeover Law.

“Tax” or “Taxes” means any federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value added, payroll, employment, unemployment, workers’ compensation, severance, withholding, duties, intangibles, franchise, backup withholding and other taxes of any kind, charges, levies or like assessments, together with all penalties, and additions and interest thereto.

“Tax Return” includes all returns, reports, claims for refund and forms (including elections, attachments, declarations, disclosures, schedules, estimates, information returns and TD Form 90-22.1, and its successor form FinCEN Form 114) filed or required to be filed with any taxing authority, and including any amendment thereof.

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property set forth in this Section 9.15.

“Transaction Litigation” has the meaning set forth in Section 6.13.

“Transactions” has the meaning set forth in Section 3.3(a).

“Treasury Regulations” means the regulations promulgated under the Code by the U.S. Department of the Treasury.

“Welfare Plan” has the meaning set forth in Section 3.10(a).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

THE SOUTHERN COMPANY

By:	/s/ Thomas A. Fanning
	Name:	Thomas A. Fanning
	Title:	Chairman, President and Chief Executive Officer

AMS CORP.

By:	/s/ Thomas A. Fanning
	Name:	Thomas A. Fanning
	Title:	President and Chief Executive Officer

AGL RESOURCES INC.

By:	/s/ John W. Somerhalder II
	Name:	John W. Somerhalder II
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]